Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Radius Health, Inc.

at

$10.00 per share, net in cash, plus one non-transferable contingent value right per share, which represents the right to receive a contingent cash payment of $1.00 upon the achievement of a specified milestone by

Ginger Merger Sub, Inc.

a wholly owned subsidiary of

Ginger Acquisition, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME, AT THE END OF THE DAY ON AUGUST 10, 2022 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Radius Health, Inc., a Delaware corporation (“Radius”), in exchange for (x) an amount in cash equal to $10.00, without interest and less applicable tax withholdings (the “Cash Consideration”), and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a specified milestone (the Cash Consideration and one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 23, 2022, by and among Parent, Purchaser and Radius (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Radius (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote of the holders of the Shares, with Radius continuing as the surviving corporation of the Merger (the “Surviving Corporation”) and thereby becoming a wholly owned subsidiary of Parent. At the closing of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) each Share held in the treasury of Radius or owned by Radius or any direct or indirect wholly owned subsidiary of Radius and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the effective time of the Merger or (ii) Shares outstanding immediately prior to the effective time of the Merger and held by a stockholder who is entitled to demand, and properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”)) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”). As a result of the Merger, Radius will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

Consummation of the Offer is subject to certain conditions, including: (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the number of Shares validly tendered, and not validly withdrawn, is at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the consummation of the transactions contemplated by the Merger Agreement in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have expired or been terminated or obtained, as applicable (the “Antitrust Condition”); and (iii) none of the following events shall have occurred and be continuing: (a) there is pending any suit, action or proceeding by a governmental body seeking to prohibit or otherwise prevent the consummation of the transactions contemplated by the Merger Agreement (as described in more detail in Section 11—“The Transaction Agreements—The Merger Agreement—Representations and Warranties”); (b) there is any statute, rule, regulation, judgment, order or injunction enforced, by or on behalf of a governmental body, to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action will be taken by any governmental body, that is reasonably expected to result, directly or indirectly, in any of the consequences referenced in clause (a) (together with the condition set forth in clause (a), the “Governmental Impediment Condition”); (c) subject to certain qualifications, the inaccuracy of representations and warranties of Radius under the Merger Agreement, (d) the non-performance and non-compliance in any material respects by Radius of its obligations under the Merger Agreement; (e) the occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement) (the “Material Adverse Effect Condition”); (f) the failure of the delivery by Radius to Parent of a certificate signed by an authorized officer of Radius certifying as to the satisfaction of certain closing conditions by Radius; and (g) the Merger Agreement having been terminated in accordance with its terms (the “Termination Condition”). Consummation of the Merger is subject to certain conditions, including: (i) no order, injunction or decree issued by any court or other governmental body, and no statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated, or enforced (and continue to be in effect) by any governmental body that prohibits, enjoins, restricts, prevents or makes illegal the consummation of the transactions contemplated by the Merger Agreement; and (ii) Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

THE BOARD OF DIRECTORS OF RADIUS UNANIMOUSLY RECOMMENDS THAT RADIUS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Radius, among other things, has unanimously (a) determined that it is in the best interests of Radius and its stockholders, and declared it fair and advisable, for Radius to enter into the Merger Agreement, (b) approved the execution and delivery by Radius of the Merger Agreement, the performance by Radius of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Radius accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet”. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

July 13, 2022

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, in each case prior to one minute after 11:59 p.m. Eastern Time, at the end of the day on August 10, 2022, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined in this Offer to Purchase) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free:

(888) 750-0510

Banks and Brokers may call collect:

(212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Ginger Acquisition, Inc., a Delaware corporation (“Parent”), and Ginger Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Radius Health, Inc., a Delaware corporation (“Radius”), contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Radius or has been taken from or is based upon publicly available documents or records of Radius on file with the U.S. Securities and Exchange Commission (“SEC”) or other public sources as of the date hereof. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding shares of common stock, par value $0.0001 per share, of Radius (the “Shares”).

Price Offered Per Share	$10.00, in cash, without interest and less applicable tax withholdings (the “Cash Consideration”), and one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of the milestone condition described in Section 11—“The Transaction Agreements—The CVR Agreement” below, pursuant to a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into between Parent and a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”), if at all, within the time provided for in the CVR Agreement (the Cash Consideration and one CVR, collectively, the “Offer Price”).

Scheduled Expiration of Offer	Expiration of the Offer will occur at one minute after 11:59 p.m. Eastern Time, at the end of the day on August 10, 2022, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement (as defined below); acceptance and payment for Shares is expected to occur on August 12, 2022, unless the Offer is extended pursuant to the terms of the Merger Agreement.

Offeror	Purchaser.

Who is offering to purchase my Shares?

Purchaser, which is a wholly owned subsidiary of Parent, is offering to purchase for the Offer Price all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and effecting the Merger (as defined below) and ancillary activities in connection with the Offer and the Merger.

See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Persons”.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Parent.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding Shares of Radius on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

Why are you making the Offer?

We are making the Offer because Parent wants to acquire all outstanding equity interests of Radius. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends to cause Purchaser to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Radius would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

See Section 12—“Purpose of the Offer; Plans for Radius”.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay (x) $10.00, in cash, without interest and less applicable tax withholdings, and (y) one CVR that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a milestone condition described in Section 11—“The Transaction Agreements—The CVR Agreement” below, if at all, within the time provided for in the CVR Agreement. We refer to the Cash Consideration plus one CVR, collectively, as the “Offer Price”. If you are the record owner of your Shares and you directly tender your Shares to us through Computershare Trust Company, N.A., the depositary and paying agent in the Offer (the “Depositary”), you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction”, Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Radius have entered into an Agreement and Plan of Merger, dated as of June 23, 2022 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Radius (the “Merger”). If the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote of the holders of the Shares.

The Merger will become effective upon the filing of a certificate of merger (the “Certificate of Merger”) with the Secretary of State for the State of Delaware in accordance with the DGCL, or a later time and day as may be agreed in writing by the parties and specified in the Certificate of Merger. We refer to the time and day the Merger becomes effective as the “Effective Time”.

See Section 11—“The Transaction Agreements” and Section 15—“Conditions to the Offer”.

What is the CVR and how does it work?

Each CVR represents the right to receive a contingent payment of $1.00 in cash, without interest (the “Milestone Payment Amount”), upon the achievement of the sum of (A) cumulative net sales of TYMLOS (the abaloparatide injection) in the United States and (B) either (i) royalty payments based on sales of TYMLOS in Japan or (ii), if and at such time that no such royalty payments are owed, supply payments based on the supply of TYMLOS for sale in Japan that together exceed $300 million during any consecutive 12-month period beginning on the date of the CVR Agreement and ending on or prior to December 31, 2025 (the “Milestone”).

The right to payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement to be entered into among Parent and a rights agent mutually agreeable to Parent and Radius. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or Radius. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors with respect to the Milestone Payment Amount that may be payable.

See Section 11—“The Transaction Agreements—The CVR Agreement”.

Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that the Milestone described above will not be achieved, in which case you will receive only the Cash Consideration for any Shares you tender in the Offer and no payment with respect to your CVRs. It is not possible to know whether a payment will become payable with respect to the CVRs. The CVR Agreement requires Parent to undertake “Commercially Reasonable Efforts” (as defined in the CVR Agreement) to achieve the Milestone, but there can be no assurance that the Milestone will be achieved or that the payment described above will be made.

See Section 11—“The Transaction Agreements—The CVR Agreement”.

May I transfer my CVRs?

The CVRs will not be transferable by you except:

•	on your death, by will or intestacy;

•	pursuant to a court order;

•

by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or

•	in the case of a CVR held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by the Depository Trust Company.

In addition, you may abandon your remaining rights represented by CVRs by transferring such CVR to Parent (or a person nominated by Parent in writing) without consideration, and such rights will be cancelled.

Will you have the financial resources to make payment?

Yes. We estimate that we will need approximately $693.8 million to purchase all of the Shares pursuant to the Offer to complete the Merger, to make payments in respect of outstanding stock options and other equity awards pursuant to the Merger Agreement and in connection with the repurchase or conversion, as applicable, of Radius’s 3.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). In addition, Parent estimates that it will need approximately $49.8 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestone is achieved.

Parent expects to fund the Offer and the Merger using an equity investment (the “Equity Investment”) contemplated pursuant to equity commitment letters, each dated June 23, 2022 (the “Equity Commitment Letters”), that Parent has entered into with each of GPC WH Fund LP and Patient Square Equity Partners, LP, a debt financing (the “Debt Financing”) contemplated by a debt commitment letter, dated June 23, 2022 (the “Debt Commitment Letter”), among Parent, Purchaser and the lenders party thereto, and cash on hand at Radius. Pursuant to the Equity Commitment Letters, GPC WH Fund LP and Patient Square Equity Partners, LP agreed to provide equity commitments to Parent in an aggregate amount of $496.0 million to finance the transactions contemplated by the Merger Agreement and to pay related fees and expenses. Pursuant to the Debt Commitment Letter, the commitment parties thereto committed to provide to Purchaser debt financing in an aggregate principal amount of $350.0 million to finance the transactions contemplated by the Merger Agreement and to pay related fees and expenses. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9—“Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

through GPC WH Fund LP and Patient Square Capital, LP, we will have sufficient funds available to fund the Offer and to purchase all Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger, as well as the funds available to pay the maximum aggregate amount that you may be entitled to receive with respect to the CVRs;

•	the Offer is being made for all outstanding Shares solely for cash and the right to receive any amounts payable with respect to the CVRs, which will be paid in cash;

•	the Offer and the Merger are not subject to any financing condition; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price) (subject to limited exceptions for (a) Shares owned by Parent, Purchaser, Radius, or by any of their direct or indirect wholly owned subsidiaries, immediately prior to the Effective Time, and (b) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL), and Parent will have sufficient cash on hand to pay for all such Shares (including any amounts payable with respect to the CVRs).

See Section 9—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m. Eastern Time, at the end of the day on August 10, 2022, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) or the Offer is earlier terminated pursuant to and in accordance with the Merger Agreement. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that these institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit your nominee to tender your Shares by the Expiration Time.

The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances?

Yes, the Offer and the Expiration Time can be extended in accordance with the Merger Agreement. Unless the Merger Agreement has been terminated in accordance with its terms:

•

Purchaser must, and Parent shall cause Purchaser to, extend the Offer for any extension period required by any law, any injunction or decree issued by any governmental body, or any rule, regulation or interpretation of the SEC, its staff or The Nasdaq Global Market (“NASDAQ”) or its staff, in any such case which is applicable to the Offer.

•

Purchaser must, and Parent shall cause Purchaser to, extend the Offer for successive extension periods of up to ten business days, if, as of the applicable Expiration Date, either (x) any waiting period (or any extensions thereof) or any approvals or clearances applicable to the Offer or the consummation of the Merger in accordance with the HSR Act have not expired, been terminated or obtained, as applicable, or (y) any of the Offer Conditions, as defined and described in Section 15—“Conditions to the Offer”, other than the Minimum Condition, is not satisfied, in order to permit the satisfaction of such Offer Condition.

•

Purchaser must, and Parent shall cause Purchaser to, extend the Offer for no more than three successive extension periods of up to ten business days each, if, at the applicable Expiration Date, (x) there has not been a Change of Board Recommendation (as defined in Section 11—“The Transaction Agreements—The Merger Agreement—Acquisition Proposals” ), (y) each Offer Condition, as described in Section 15—“Conditions to the Offer”, other than the Minimum Condition, is capable of being satisfied or waived (if permitted under the Merger Agreement), and (z) the Minimum Condition is not satisfied, in order to permit the satisfaction of the Minimum Condition.

•

Purchaser, without Radius’s consent, may extend the Offer for additional periods of up to ten business days per extension period (or a longer extension period as approved in advance by Radius), if, as of the Expiration Date, any Offer Condition, as described in Section 15—“Conditions to the Offer”, is not satisfied and has not been waived by Parent and Purchaser in writing, in order to permit the satisfaction of such Offer Condition; and

•

Purchaser, without Radius’s consent, may extend the Offer for additional periods of up to ten business days per extension period (or a longer extension period as approved in advance by Radius), if (x) all of the Offer Conditions, as described in Section 15—“Conditions to the Offer”, have been satisfied or waived, (y) the full amount of the Debt Financing (as defined in the Merger Agreement) necessary to pay the applicable portion of the Financing Amount (as defined in the Merger Agreement) has not been funded and will not be funded at the Acceptance Time, and (z) Parent and Purchaser acknowledge and agree that Radius may terminate the Merger Agreement in accordance with and upon the satisfaction of the requirements set forth in the Merger Agreement and receive the Parent Termination Fee (as described in Section 11—“ The Transaction Agreements—The Merger Agreement—Parent Termination Fee”) pursuant to the Merger Agreement to permit the funding of the full amount of the Debt Financing necessary to pay the applicable portion of the Financing Amount.

However, in no event will Purchaser be required to extend the Offer beyond December 23, 2022 (the “Outside Date”). If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer and Section 15—“Conditions to the Offer”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

See Section 1—“Terms of the Offer”.

What are the most significant conditions to the Offer?

The Offer is subject to the conditions set forth and defined in Section 15—“Conditions of the Offer,” including, but not limited to:

•	the Minimum Condition;

•	the Antitrust Condition;

•	the Government Impediment Condition;

•	the Material Adverse Effect Condition; and

•	the Termination Condition.

The Offer is not subject to any financing condition.

See Section 15—“Conditions of the Offer”.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (a) tender your Shares in the Offer by delivering the certificates for your Shares (“Share Certificates”), together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (b) tender your Shares by following the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, no later than the Expiration Time.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, your Shares can be tendered by your broker, dealer, commercial bank, trust company or other nominee through the Depositary. You must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

We are not providing for guaranteed delivery procedures. Therefore, Radius stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for Radius stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. Radius stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to one minute after 11:59 p.m. Eastern Time, at the end of the day on August 10, 2022, unless we extend the Offer pursuant to the Merger Agreement (i.e., the Expiration Time). Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 11, 2022, which is the 60th day after the date of the commencement of the Offer.

See Section 4—“Withdrawal Rights”.

Will there be a subsequent offering period?

We do not presently intend to offer a subsequent offering period.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal (or a manually executed facsimile thereof), with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights”.

What does the Radius board of directors think of the Offer?

After careful consideration, the board of directors of Radius (the “Radius Board”), among other things, has unanimously (a) determined that it is in the best interests of Radius and its stockholders, and declared it fair and advisable, for Radius to enter into the Merger Agreement, (b) approved the execution and delivery by Radius of the Merger Agreement, the performance by Radius of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Radius accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Radius”. A more complete description of the reasons for the Radius Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Radius with the SEC and to be mailed to all Radius stockholders.

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the satisfaction or waiver of the Offer Conditions, we will, as promptly as practicable following the Acceptance Time, accept for payment and, promptly following the Acceptance Time, pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer.

We will pay for Shares that are validly tendered and not validly withdrawn by depositing the aggregate Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of Share Certificates or timely confirmation of a book-entry transfer into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (b) a

properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal.

See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

If the Offer is completed, will Radius continue as a public company?

No. As soon as practicable following the Acceptance Time, we expect to complete the Merger pursuant to applicable provisions of Delaware law and take steps to ensure that the Shares will cease to be publicly traded.

See Section 13—“Certain Effects of the Offer”.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire a majority of the outstanding Shares in accordance with Section 251(h) of the DGCL, then, in accordance with the terms of the Merger Agreement, and subject to the satisfaction of or waiver of the conditions to the Merger as described in Section 1—“Terms of the Offer”, we will complete the Merger as soon as practicable pursuant to applicable sections of the DGCL without a vote of the holders of the Shares. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without the prior written consent of Radius) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, Radius stockholders who have not tendered their Shares in the Offer (a) will not be required to vote on the adoption of the Merger Agreement, (b) will be entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (c) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under Delaware law, have their Shares converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and less any required withholding taxes.

See Section 11—“The Transaction Agreements”, Section 12—“Purpose of the Offer; Plans for Radius—Merger Without a Stockholder Vote” and Section 16—“Certain Legal Matters; Regulatory Approvals”.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and the conditions to the Merger described in Section 11—“The Transaction Agreements” are satisfied or waived, the Merger will be consummated as soon as practicable following the Acceptance Time in accordance with the terms of the Merger Agreement and without a vote by the Radius stockholders, and at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) each Share held in the treasury of Radius or owned by Radius or any direct or indirect wholly owned subsidiary of Radius and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the Effective Time or (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”)) will be converted into the right to receive the Offer Price, without interest. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier and no appraisal rights will be available to you if you tender your Shares.

See the “Introduction” and Section 13—“Certain Effects of the Offer”.

What is the market value of my Shares as of a recent date?

On June 22, 2022, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on NASDAQ was $8.91 per Share. On July 12, 2022 the last full trading day before the commencement of the Offer, the reported closing sale price on NASDAQ was $10.14 per Share.

See Section 6—“Price Range of Shares; Dividends”.

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Radius will not establish a record date for, declare, set aside, or pay any dividends or make other distributions (whether in cash, assets, stock or property) on the Shares.

Will I have appraisal rights in connection with the Offer?

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, Radius stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will be entitled to appraisal rights under Section 262 of the DGCL. Stockholders must properly and validly demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. From and after the Effective Time, Shares held by Radius stockholders who are entitled to demand and have properly and validly demanded their appraisal rights in compliance in all respects with Section 262 of the DGCL will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, other than the right to receive an amount as may be determined pursuant to Section 262 of the DGCL.

A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals” and a copy of Section 262 of the DGCL has been filed as Annex II to Radius’s Solicitation/Recommendation Statement on Schedule 14D-9.

May I participate in the Offer with respect to my stock options and other equity awards?

The Offer is being made only for Shares and not for outstanding options to purchase Shares (“Radius Stock Options”), rights to purchase Shares granted under Radius’s 2016 Employee Stock Purchase Plan (the “Radius ESPP” and such rights, “Radius ESPP Options”), restricted stock units with respect to Shares (“Radius RSUs”) or performance stock units with respect to Shares (“Radius PSUs” and, together with Radius RSUs, “Radius Equity Awards”). Holders of outstanding Radius Stock Options, Radius ESPP Options and Radius Equity Awards may not participate in the Offer with respect to such options or awards. Holders of outstanding, vested and exercisable Radius Stock Options may participate in the Offer only if they provide Radius with a notice of exercise and full payment of the applicable exercise price of such Radius Stock Options, together with any required tax withholding, in accordance with the terms of the applicable Radius equity plan, agreement or arrangement, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to ensure the holder of such outstanding Radius Stock Option will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

What will happen to outstanding Radius Stock Options and Radius Equity Awards in the Merger?

Each (i) Radius Stock Option and Radius Equity Award that is outstanding and unvested immediately prior to the Effective Time that vests solely based on the holder’s continued employment or service, will vest in full, and (ii) Radius Stock Option and Radius Equity Award that does not vest solely based on the holder’s continued

employment or service, will vest (in part or in full) based on achievement of the specified performance objectives in accordance with the terms and conditions of the Radius Stock Option or Radius Equity Award, as applicable, and the terms of the Merger Agreement and the unvested portion of each such option or award will be cancelled for no consideration.

At the Effective Time, each (i) Radius Stock Option that has an exercise price per Share that is less than the Cash Consideration (an “In-the-Money Option”) and that is outstanding will be cancelled, and, in exchange therefor, the holder of such cancelled Radius Stock Option will be entitled to receive (without interest), (A) an amount in cash (less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to such Radius Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Cash Consideration over the applicable exercise price per Share under such Radius Stock Option, and (B) one CVR for each Share subject thereto (the “Option Consideration”), and (ii) each Radius Stock Option that is not an In-the-Money Option will be cancelled for no consideration. As of the Effective Time, all holders of Radius Stock Options will cease to have any rights with respect thereto, except the right to receive the Option Consideration in accordance with the Merger Agreement.

At the Effective Time, each Radius Equity Award that is outstanding will be cancelled, and the holder of such cancelled Radius Equity Award will be entitled, in exchange therefor, to receive (without interest) (A) an amount in cash (less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to (or deliverable under) such Radius Equity Award immediately prior to the Effective Time multiplied by (y) the Cash Consideration, and (B) one CVR for each Share subject thereto (the “Equity Award Consideration”). As of the Effective Time, all holders of Radius Equity Awards will cease to have any rights with respect thereto, except the right to receive the Equity Award Consideration in accordance with the Merger Agreement.

See Section 11—“The Transaction Agreements—The Merger Agreement—Treatment of Radius Equity Awards”.

What will happen to Radius’s employee stock purchase plan?

Radius will continue to operate the Radius ESPP in accordance with its terms and past practice for the Offering Period (as defined in the Radius ESPP) that was in effect on the date of the Merger Agreement (the “Current ESPP Purchase Period”). If the Effective Time is expected to occur prior to the end of the Current ESPP Purchase Period, the Radius Board (or the committee thereof administering the Radius ESPP) will take action to provide that each Radius ESPP Option will be exercised upon the earlier to occur of (a) a date that is no later than five trading days prior to the Effective Time or (b) the date on which the Current ESPP Purchase Period would otherwise end.

See Section 11—“The Transaction Agreements—The Merger Agreement—Treatment of Radius Equity Awards”.

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash and CVRs pursuant to the Merger?

The receipt of cash and CVRs in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. You should consult your tax advisor to determine the tax consequences (including the application and effect of any U.S. federal, state, local or non-U.S. income or other tax laws) to you of participating in the Offer in light of your particular circumstances.

See Section 5—“Material United States Federal Income Tax Consequences”.

Whom should I call if I have questions about the Offer?

Innisfree M&A Incorporated is acting as the Information Agent for the Offer. Stockholders may call Innisfree M&A Incorporated toll free at (888) 750-0510 and banks and brokers may call Innisfree M&A Incorporated collect at (212) 750-5833. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Radius Health, Inc.:

Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Radius Health, Inc., a Delaware corporation (“Radius”), in exchange for (x) $10.00, in cash, without interest and less applicable tax withholdings (the “Cash Consideration”), and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a Milestone condition described in Section 11—“The Transaction Agreements—The CVR Agreement” below. We refer to the Cash Consideration plus one CVR, collectively, as the “Offer Price”. Upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 23, 2022, by and among Parent, Purchaser and Radius (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Radius (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote of the holders of the Shares, with Radius continuing as the surviving corporation of the Merger and thereby becoming a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the closing of the Merger (the “Closing”), each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by Parent, Purchaser, Radius, or by any of their direct or indirect wholly owned subsidiaries, immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL (the “Dissenting Shares”)) will be automatically converted into the right to receive the Offer Price, without interest and less any required withholding taxes. As a result of the Merger, Radius will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

The Merger Agreement is more fully described in Section 11—“The Transaction Agreements”, which also contains a discussion of the treatment of the Radius Equity Awards (as defined below) in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

Consummation of the Offer is subject to certain conditions, including: (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the number of Shares validly tendered, and not validly withdrawn, is at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the consummation of the transactions contemplated by the Merger Agreement in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have expired or been terminated or obtained, as applicable (the “Antitrust Condition”); and (iii) none of the following events shall have occurred and be continuing: (a) there is pending any suit, action or proceeding by a governmental body seeking to prohibit or otherwise prevent the consummation of the transactions contemplated by the Merger Agreement (as described in more detail in Section 11—“The Transaction Agreements—The Merger

Agreement—Representations and Warranties”); (b) there is any statute, rule, regulation, judgment, order or injunction enforced, by or on behalf of a governmental body, to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action will be taken by any governmental body, that is reasonably expected to result, directly or indirectly, in any of the consequences referenced in clause (a) (together with the condition set forth in clause (a), the “Governmental Impediment Condition”); (c) subject to certain qualifications, the inaccuracy of representations and warranties of Radius under the Merger Agreement, (d) the non-performance and non-compliance in any material respects by Radius of its obligations under the Merger Agreement; (e) the occurrence of any Company Material Adverse Effect (as defined in the Merger Agreement) (the “Material Adverse Effect Condition”); (f) the failure of the delivery by Radius to Parent of a certificate signed by an authorized officer of Radius certifying as to the satisfaction of certain closing conditions by Radius; and (g) the Merger Agreement having been terminated in accordance with its terms (the “Termination Condition”). Consummation of the Merger is subject to certain conditions, including: (i) no order, injunction or decree issued by any court or other governmental body, and no statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated, or enforced (and continue to be in effect) by any governmental body that prohibits, enjoins, restricts, prevents or makes illegal the consummation of the transactions contemplated by the Merger Agreement; and (ii) Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

After careful consideration, the board of directors of Radius (the “Radius Board”), among other things, has unanimously (a) determined that it is in the best interests of Radius and its stockholders, and declared it fair and advisable, for Radius to enter into the Merger Agreement, (b) approved the execution and delivery by Radius of the Merger Agreement, the performance by Radius of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Radius accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Radius Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Radius (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Radius stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “—Background of the Offer” and “—Reasons for the Company Board’s Recommendation”.

Radius has advised Parent that, as of the close of business on June 30, 2022, 47,607,604 Shares were outstanding, 6,788,067 Shares were issuable pursuant to outstanding Radius Options, 1,684,552 Shares were subject to issuance upon settlement of outstanding Radius RSUs, 960,000 Shares were subject to issuance upon settlement of outstanding Radius PSUs at the maximum amounts permitted under the terms of such Radius PSUs and a maximum of 37,013 shares that could be delivered pursuant to the Radius ESPP upon exercise of the outstanding purchase rights.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Radius immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

If Purchaser consummates the Offer and the conditions to the Merger specified in the Merger Agreement are satisfied or waived, Purchaser will consummate the Merger in accordance with Section 251(h) of the DGCL as soon as practicable without a vote of the holders of the Shares.

Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger (or for cash upon exercise of appraisal rights) are described in Section 5—“Material United States Federal Income Tax Consequences”.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Radius stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. Radius stockholders must properly and validly demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Certain Legal Matters; Regulatory Approvals”.

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time (as defined below) and not validly withdrawn as permitted under Section 4—“Withdrawal Rights”. The term “Expiration Time” means one minute after 11:59 p.m. Eastern Time, at the end of the day on August 10, 2022, which is the date that is 20 business days after the commencement of the Offer, unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Antitrust Condition, the Government Impediment Condition, the Material Adverse Effect Condition, the Termination Condition and that the Merger Agreement has not been terminated in accordance with its terms and the satisfaction of the other conditions described in Section 15—“Conditions to the Offer”.

We have agreed in the Merger Agreement that, unless the Merger has been terminated in accordance with its terms, Purchaser must, and Parent shall cause Purchaser to, extend the Offer for successive extension periods of up to ten business days, if, as of the applicable Expiration Date, any of the Offer Conditions as described in Section 15—“Conditions to the Offer” other than the Minimum Condition, is not satisfied, in order to permit the satisfaction of such Offer Condition. In addition, Purchaser must, and Parent shall cause Purchaser to, extend the Offer for no more than three successive extension periods of up to ten business days each, if, at the applicable Expiration Date, (x) there has not been a Change of Board recommendation (as defined in Section 11—“The Transaction Agreements—The Merger Agreement—Acquisition Proposals” ), (y) each Offer Condition, as described in Section 15—“Conditions to the Offer” other than the Minimum Condition is capable of being satisfied or waived (if permitted under the Merger Agreement), and (z) the Minimum Condition is not satisfied, in order to permit the satisfaction of the Minimum Condition.

Purchaser must, and Parent shall cause Purchaser to, extend the Offer for any extension period required by any law, any injunction or decree issued by any governmental body, or any rule, regulation or interpretation of the SEC, its staff or NASDAQ or its staff, in any such case which is applicable to the Offer. Further, Purchaser must, and Parent shall cause Purchaser to, extend the Offer for successive extension periods of up to ten business days, if as of the applicable Expiration Date, waiting period (or any extensions thereof) or any approvals or clearances applicable to the Offer or the consummation of the Merger in accordance with the HSR Act have not expired, been terminated or obtained, as applicable.

We have also agreed in the Merger Agreement that Purchaser, without Radius’s consent, may extend the Offer for additional periods of up to ten business days per extension period (or a longer extension period as approved in advance by Radius), if, as of the Expiration Date, any Offer Condition, as described in Section 15—“Conditions to the Offer,” is not satisfied and has not been waived by Parent and Purchaser in writing, in order to permit the satisfaction of such Offer Condition. In addition, Purchaser, without Radius’s consent, may extend the Offer for additional periods of up to ten business days per extension period (or a longer extension period as approved in advance by Radius), if (x) all of the Offer Conditions, as described in Section 15—“Conditions to the Offer,” have been satisfied or waived, (y) the full amount of the Debt Financing (as defined in the Merger Agreement) necessary to pay the applicable portion of the Financing Amount (as defined in the Merger Agreement) has not been funded and will not be funded at the Acceptance Time, and (z) Parent and Purchaser acknowledge and agree that Radius may terminate the Merger Agreement in accordance with and upon the satisfaction of the requirements set forth in the Merger Agreement and receive the Parent Termination Fee (as described in Section 11—“The Transaction Agreements—The Merger Agreement—Parent Termination Fee”) pursuant to the Merger Agreement to permit the funding of the full amount of the Debt Financing necessary to pay the applicable portion of the Financing Amount.

However, in no event will Purchaser be required to extend the Offer beyond December 23, 2022. If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement of the extension, termination or amendment, and any announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time, and we will notify the Depositary of any extension. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights”. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Parent and Purchaser reserve the right to waive any of the Offer Conditions, to increase the Offer Price (subject to Radius’s prior consent for any increase of less than $0.10) and to make any other changes in the Offer, except that Radius’s prior written consent is required for Parent and Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought in the Offer

•	amend, modify or waive the Minimum Condition;

•

extend the initial expiration date of the Offer, which will be one minute after 11:59 p.m. Eastern Time on the twentieth business day (calculated in accordance with the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”, or such later time and date to which the Offer has been extended in accordance with the Merger Agreement, the “Expiration Date”), except as required or permitted by the terms of the Merger Agreement as described in Section 11—“The Transaction Agreements—The Merger Agreement”;

•	impose additional conditions to, or amend, modify or waive the conditions to the Offer in a manner adverse to, the Radius stockholders; or

•	provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act, except as permitted under the Merger Agreement.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, the increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether those Shares were tendered before or after the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, not to accept for payment any Shares if, as of immediately prior to the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 15—“Conditions to the Offer”. Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Transaction Agreements—The Merger Agreement—Termination”.

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger in accordance with Section 251(h) of the DGCL without a vote of the holders of the Shares.

The Merger will become effective upon the filing of a certificate of merger with respect to the Merger with the Secretary of State for the State of Delaware in accordance with the DGCL, or a later time and day as may be agreed in writing by the parties and specified in the certificate of merger. We refer to the time and day the Merger becomes effective as the “Effective Time”.

Radius has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase, the Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list of Radius as of July 6, 2022 provided to us by Radius and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose nominees, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver (to the extent waivable by Parent or Purchaser) of the Offer Conditions set forth in Section 15—“Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, and Parent will cause Purchaser to, as promptly as practicable following the Acceptance Time, accept for payment and, promptly following the Acceptance Time, pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 1—“Terms of the Offer”.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of certificates for such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (the “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The term “Agent’s Message” means a message, transmitted by the DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the DTC has received an express acknowledgment from the participant in the DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing an Agent’s Message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

At or prior to the Acceptance Time, Parent will execute a Contingent Value Rights Agreement with a rights agent mutually agreeable to Radius and Parent (the “CVR Agreement”) governing the terms of the CVRs. Neither Purchaser nor Parent will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11—“The Transaction Agreements—The CVR Agreement”.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at the DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the DTC may make a book-entry delivery of Shares by causing the DTC to transfer such Shares into the Depositary’s account at the DTC in accordance with the DTC’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer at the DTC, an Agent’s

Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to the DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Radius stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for Radius stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. Radius stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless the registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after (a) timely receipt by the Depositary of Share Certificates for such Shares or a Book-Entry Confirmation pursuant to the procedures set forth in this Section 3, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the DTC, is at the option and the risk of the tendering stockholder and the delivery will be deemed made, and the risk of loss of such Share Certificate(s) and other documents will pass, only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal or the Book-Entry Confirmation, as applicable, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Parent, Purchaser, Radius, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as the stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder’s rights with respect to Shares tendered by the stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. The appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by the stockholder (and, if given, will not be deemed effective); and

•

the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Radius’s stockholders, actions by written consent in lieu of a stockholder meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Radius’s stockholders.

Stock Options and Other Equity Awards. The Offer is being made only for Shares and not for outstanding options to purchase Shares (“Radius Stock Options”), rights to purchase Shares granted under Radius’s 2016 Employee Stock Purchase Plan (the “Radius ESPP” and such rights, “Radius ESPP Options”), restricted stock units with respect to Shares (“Radius RSUs”) or performance stock units with respect to Shares (“Radius PSUs” and, together with Radius RSUs, “Radius Equity Awards”). Holders of outstanding Radius Stock Options, Radius

ESPP Options and Radius Equity Awards may not participate in the Offer with respect to such options or awards. Holders of outstanding, vested and exercisable Radius Stock Options may participate in the Offer only if they provide Radius with a notice of exercise and full payment of the applicable exercise price of such Radius Stock Options, together with any required tax withholding, in accordance with the terms of the applicable Radius equity plan, agreement or arrangement, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to ensure the holder of such outstanding Radius Stock Option will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

Information Reporting and Backup Withholding. Payments made to stockholders of Radius in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must provide such stockholder’s correct taxpayer identification number and certain other information on a properly completed and duly executed Internal Revenue Service (“IRS”) Form W-9, a copy of which shall be included in the Letter of Transmittal. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Stockholders that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS. See Section 5—“Material United States Federal Income Tax Consequences”.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after September 11, 2022, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the DTC to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser, Radius, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders that tender their Shares, and whose tender of the Shares is accepted, in exchange for the Offer Price pursuant to the Offer and holders whose Shares are converted into the right to receive the Offer Price pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative guidance and judicial interpretations thereof, each in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed herein or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion applies to a holder only if the holder holds its Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion does not address consequences relevant to holders of Shares subject to special rules, including, but not limited to:

•

a holder that is a regulated investment company, real estate investment trust, cooperative, bank or certain other financial institution, insurance company, controlled foreign corporation, passive foreign investment company, tax-exempt organization (including a private foundation), governmental organization, retirement or pension plan, dealer in securities or foreign currency, trader that uses the mark-to-market method of accounting with respect to its securities, expatriate or former long-term resident of the United States;

•	a holder that is, or holds Shares through, a partnership, S corporation or other pass-through entity for U.S. federal income tax purposes;

•

a holder that holds Shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, or that is required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement;

•	a holder that holds or has held, directly, indirectly or constructively by attribution, more than 5 percent of the Shares;

•	a holder that holds Shares as qualified small business stock for purposes of Sections 1045 or 1202 of the Code;

•

a holder that exercises appraisal rights in the Merger, or received the Shares as compensation, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, or as restricted stock;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the CVRs being taken into account in an applicable financial statement.

In addition, this discussion does not address (i) any aspect of the alternative minimum tax, (ii) the Medicare contribution tax on net investment income tax, or (iii) the U.S. federal gift or estate tax, or U.S. state or local or non-U.S. taxation.

If a partnership (or another entity or arrangement treated as a partnership, or other pass-through entity for U.S. federal income tax purposes) holds Shares, the tax treatment of its partners or members generally will depend on the status of the partner or member, the activities of the partnership or other entity and certain determinations made at the partner level. Accordingly, partnerships and other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes that hold Shares, and partners or members in those entities or arrangements, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

This discussion is for informational purposes only and is not tax advice. Holders of Shares should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the Offer and the Merger, under the U.S. federal estate or gift tax laws or under the laws of any state, local and non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Tax Consequences to U.S. Holders.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (A) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (B) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

The exchange of a Share for the Offer Price, i.e., the Cash Consideration plus a CVR, pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, which is subject to significant uncertainty. The installment method of reporting any gain attributable to the receipt of or payments on the CVRs will not be available because the Shares are traded on an established securities market. The receipt of the CVRs pursuant to the Offer or the Merger may be treated as either a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each as discussed in more detail below.

There is no legal authority expressly addressing whether contingent payment rights with characteristics similar to the rights under the CVRs should be treated as either open transactions or closed transactions, and this determination is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their tax advisors regarding this issue. The receipt of the CVRs would generally be treated as an “open transaction” if the value of the CVRs cannot be “reasonably ascertained”. Treasury regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable and, therefore, be subject to the open transaction method. Under Treasury regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is reasonably ascertainable, a U.S. Holder should treat the transaction as a closed transaction and include the fair market value of the CVRs as additional consideration received in the Offer or the Merger for purposes of determining gain or loss. It is possible that the CVRs may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization and assumes that the CVRs are not treated as debt instruments for U.S. federal income tax purposes.

Parent intends to treat the CVRs received with respect to the Shares pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger as part of a closed transaction.

The following sections discuss the possible tax treatment if the receipt of the Offer Price in the Offer or Merger is treated as a closed transaction or an open transaction.

U.S. Holders are urged to consult their tax advisors regarding the proper characterization, method of tax accounting and tax reporting with respect to receipt of a CVR under the closed transaction method or open transaction method, as applicable in their respective case.

Treatment as Closed Transaction. If the receipt of a CVR is part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells or exchanges Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of the CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. No express guidance under current U.S. federal income tax law is available regarding the proper method for determining the fair market value of the CVRs. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

The character of any gain, income or loss recognized with respect to a payment on a CVR is uncertain. Such payments may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income, including in part as imputed interest, as described more fully below. Parent intends to treat any payment received by a U.S. Holder in respect of a CVR (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of the applicable CVR by the U.S. Holder. Under this method of reporting, a U.S. Holder should recognize gain equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the applicable CVR and, if the CVR expires without the Milestone being achieved, loss equal to the U.S. Holder’s adjusted tax basis in the applicable CVR. A U.S. Holder’s adjusted basis in a CVR generally will equal the CVR’s fair market value when the CVR was received pursuant to the Offer or the Merger. The gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the applicable CVR (or possibly the Share in respect of which such CVR was received) for more than one year at the time of such payment or expiry. The deductibility of capital losses is subject to limitations.

Treatment as Open Transaction. If the receipt of a CVR pursuant to the Offer or the Merger is treated under the open transaction method of accounting for U.S. federal income tax purposes, the fair market value of the CVR will not be treated as additional consideration for the Shares at the time the CVR is received, and the U.S. Holder will not have any tax basis in the CVR. Instead, the U.S. Holder will take payments under a CVR into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Generally, a portion of such payments will be treated as imputed interest, as described in more detail below, and the balance as additional consideration recognized in exchange for the Shares. Although not entirely clear, the Cash Consideration and the portion of payment on any CVR that is not treated as imputed interest will generally be applied first against a U.S. Holder’s adjusted tax basis in the Shares and any excess thereafter treated as capital gain. A U.S. Holder will recognize capital loss with respect to a Share to the extent that the holder’s adjusted tax basis in such Share exceeds the Cash Consideration plus the payment (other than imputed interest), if any, in respect of the CVR, and a U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVR. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holders’ holding period in the Share exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

Imputed Interest. If payment with respect to a CVR is made more than one year after the closing of the Offer or the Effective Time (as applicable), a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVR over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest using such stockholder’s regular method of accounting for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Shares that is neither a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes nor a U.S. Holder.

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the (i) Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”) and (ii) if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) or

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses).

Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above under “Tax Consequences to U.S. Holders—Imputed Interest”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agent.

Information Reporting and Backup Withholding.

Information reporting generally will apply to payments to a stockholder pursuant to the Offer or the Merger, unless such stockholder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to the CVRs may be subject to information reporting and backup withholding.

Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the Rights Agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding.

The information reporting and backup withholding rules that apply to payments to a stockholder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.

U.S. Holders should consult their own tax advisors to determine their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Additional Withholding Tax on Payments to Foreign Accounts.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs treated as imputed interest and paid to “foreign financial institutions” or “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and information reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances.

Under currently proposed Treasury Regulations, FATCA withholding would no longer apply to payments of gross proceeds from the sale or other disposition of property of a type that can generate U.S. source interest or dividends, including the Shares. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders should consult their tax advisors regarding the possible implications of the FATCA rules on their receipt of, and payments with respect to, the CVRs.

6.	Price Range of Shares; Dividends.

The Shares trade on NASDAQ under the symbol “RDUS”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on NASDAQ based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2020
Third Quarter	$14.64	$10.15
Fourth Quarter	$19.92	$11.00
Fiscal Year Ended December 31, 2021
First Quarter	$26.16	$17.63
Second Quarter	$22.69	$17.50
Third Quarter	$18.59	$11.95
Fourth Quarter	$23.00	$6.47
Fiscal Year Ending December 31, 2022
First Quarter	$9.34	$5.92
Second Quarter	$10.86	$4.97
Third Quarter (through July 12, 2022)	$10.66	$10.10

On June 22, 2022, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on NASDAQ was $8.91 per Share. On July 12, 2022, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on NASDAQ was $10.14. Stockholders are urged to obtain a current market quotation for Shares.

According to Radius’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC, Radius has never declared or paid any cash dividends on the Shares. Under the Merger Agreement, Radius is not permitted to declare, set aside, make or pay any dividends with respect to the Shares without the prior written consent of Parent.

7.	Certain Information Concerning Radius.

General. Radius was incorporated under the laws of the State of Delaware on February 4, 2008 under the name MPM Acquisition Corp. In May 2011, MPM Acquisition Corp. entered into a reverse merger transaction (the “MPM Merger”) with its predecessor, Radius Health, Inc., a Delaware corporation formed on October 3, 2003 (the “Former Operating Company”), pursuant to which the Former Operating Company became a wholly owned subsidiary of Radius. Immediately following the MPM Merger, the Former Operating Company was merged with and into Radius and Radius assumed the business of the Former Operating Company and changed its name to Radius Health, Inc. Radius’s common stock is listed on NASDAQ under the symbol “RDUS”. The address of Radius’s principal executive office is 22 Boston Wharf Road, 7th Floor, Boston, MA 02210. The telephone number of Radius’s principal executive office is (617) 551-4000.

The following description of Radius and its business has been derived from Radius’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and is qualified in its entirety by reference to that report. Radius is a global biopharmaceutical company focused on addressing unmet medical needs in the areas of bone health, neuroscience, and oncology.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Radius is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Radius’s directors and officers, their remuneration, stock options granted to them, the principal holders of Radius’s securities, any material interests of those persons in transactions with Radius and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on June 24, 2022. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov.

Although Purchaser has no knowledge that any of the foregoing information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Radius or any of its subsidiaries or affiliates or for any failure by Radius to disclose any events which may have occurred or may affect the significance or accuracy of the foregoing information.

Certain Projections. Radius provided the Radius Board and its financial advisors with selected unaudited financial projections, some of which were shared with Purchaser in connection with its due diligence review. Such information is described in the Schedule 14D-9 under the heading “— Financial Projections”, which is being filed with the SEC on the date of this Offer to Purchase and is being mailed to Radius’s stockholders together with this Offer to Purchase. Radius’s stockholders are urged to, and should, carefully read the Schedule 14D-9.

8.	Certain Information Concerning Parent, Purchaser and Certain Related Persons.

Purchaser is a Delaware corporation and a wholly-owned subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of Radius. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into Radius and will cease to exist, with Radius surviving the Merger as a wholly-owned subsidiary of Parent. The business address and business telephone number of Purchaser are as set forth below:

Ginger Merger Sub, Inc.

c/o B-FLEXION International GP LLC

55 Cambridge Parkway, Suite 401

Cambridge, MA 02142

(617) 588-4900

Parent is a Delaware corporation and is controlled by GPC WH Fund LP (“GPC WH Fund”), an affiliate of Gurnet Point Capital, LLC (“Gurnet Point”), and Patient Square Equity Partners, LP, an affiliate of Patient Square Capital, LP (“Patient Square”). Parent was formed solely for the purpose of facilitating the acquisition of Radius. Parent has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. The business address and business telephone number of Parent are as set forth below:

Ginger Acquisition, Inc.

c/o B-FLEXION International GP LLC

55 Cambridge Parkway, Suite 401

Cambridge, MA 02142

(617) 588-4900

GPC WH Fund, the general partner of which is B-FLEXION International GP LLC, is an affiliate of Gurnet Point. Gurnet Point is a healthcare private investment fund based in Cambridge, Massachusetts. Gurnet Point invests in life sciences, medical technology and healthcare services companies across all stages of development through to commercialization. The business address and business telephone number of GPC WH Fund are as set forth below:

GPC WH Fund LP

55 Cambridge Parkway, Suite 401

Cambridge, MA 02142

(617) 588-4900

Patient Square is a dedicated health care investment firm that partners with best-in-class management teams whose products, services and technologies improve health. Patient Square utilizes deep industry expertise, a broad network of relationships and a true partnership approach to make investments in companies grow and thrive. Patient Square invests in businesses that strive to improve patient lives, strengthen communities and create a healthier world. Patient Square’s team of industry-leading executives is differentiated by the depth of focus in health care, the breadth of health care investing experience, and the network it can activate to drive differentiated outcomes.

Patient Square Capital, LP

2884 Sand Hill Road, Suite 100,

Menlo Park, CA 94205

(650) 677-8100

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each of the directors, executive officers and control persons of Purchaser, Parent, GPC WH Fund and Patient Square and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent, GPC WH Fund or Patient Square or, to the best knowledge of Purchaser, Parent, GPC WH Fund or Patient Square, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of July 12, 2022, none of Purchaser, Parent, GPC WH Fund or Patient Square directly beneficially owns any Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent, GPC WH Fund or Patient Square or, to the knowledge of Purchaser, Parent, GPC WH Fund or Patient Square, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of Radius; (ii) none of Purchaser, Parent, GPC WH Fund or Patient Square or, to the knowledge of Purchaser, Parent, GPC WH Fund or Patient Square, any of the other persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of Radius during the past 60 days; (iii) none of Purchaser, Parent, GPC WH Fund or Patient Square, or, to the knowledge of Purchaser, Parent, GPC WH Fund or Patient Square, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Radius (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent, GPC WH Fund, Patient Square, their subsidiaries or, to the knowledge of Purchaser, Parent, GPC WH Fund or Patient Square, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Radius or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, GPC WH Fund, Patient Square, their subsidiaries or, to the knowledge of Purchaser, Parent, GPC WH Fund or Patient Square, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Radius or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

9.	Source and Amount of Funds.

We estimate that we will need approximately $693.8 million to purchase all of the Shares pursuant to the Offer, to complete the Merger, to make payments in respect of outstanding stock options and other equity awards pursuant to the Merger Agreement and in connection with the repurchase or conversion, as applicable, of Radius’s 3.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). In addition, Parent estimates that it will need approximately $49.8 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestone is achieved.

Parent expects to fund the Offer and the Merger using an equity investment contemplated pursuant to equity commitment letters, each dated June 23, 2022 (the “Equity Commitment Letters”), that Parent has entered into with each of GPC WH Fund LP and Patient Square Equity Partners, LP, a debt financing contemplated by a debt commitment letter, dated June 23, 2022 (the “Debt Commitment Letter”) among Parent, Purchaser and OrbiMed Royalty & Credit Opportunities III, LP and OrbiMed Royalty & Credit Opportunities IV, LP (together, the “Commitment Parties”), and cash on hand at Radius.

Equity Commitment Letters

Pursuant to and subject to the conditions of the Equity Commitment Letters, GPC WH Fund LP agreed to provide an equity commitment to Parent in the amount of up to $248.0 million, and Patient Square Equity Partners, LP (together with GPC WH Fund LP, the “Equity Investors”) agreed to provide an equity commitment to Parent in the amount of up to $248.0 million, for an aggregate equity commitment of up to $496.0 million (the “Aggregate Commitment”), to fund a portion of the Merger Consideration and any other amounts payable pursuant to the Merger Agreement and to pay related fees and expenses.

Each Equity Investor is entitled to assign a portion of its commitment to one or more persons, provided that the amount required to be funded by such Equity Investor will only be reduced by the amount actually contributed by such assignee.

Each Equity Investor’s obligation to fund its portion of its commitment is subject to the following conditions: (i) the satisfaction or waiver of each of the conditions to Parent’s and Purchaser’s obligation to effect the closing as set forth in the Merger Agreement and described elsewhere in this Offer to Purchase; (ii) the substantially contemporaneous funding of the Debt Financing (as defined below) in accordance with the terms thereof; (iii) the substantially simultaneous funding by the other Equity Investor of its respective portion of the Aggregate Commitment contemplated by the other Equity Investor’s Equity Commitment Letter; and (iv) the substantially simultaneous consummation of the transactions in accordance with the terms of the Merger Agreement.

Each Equity Investor’s funding obligations under its Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (i) the consummation of the Closing (at which time all such obligations shall be discharged); (ii) the receipt by Radius of the Parent Termination Fee (as defined in Section 11—“The Transaction Agreements—The Merger Agreement—Parent Termination Fee” below); (iii) the assertion of claims by Radius, or any person on behalf of or for the benefit of Radius, against Parent, an Equity Investor or their respective affiliates or representatives under or in connection with the Merger Agreement, the Limited Guarantee or the Equity Commitment Letter (other than certain retained claims as specified in the Limited Guarantee); (iv) the occurrence of any event which terminates the Equity Investor’s obligations or liabilities under the Limited Guarantee; and (v) the sixtieth day following the valid termination of the Merger Agreement pursuant to its terms.

Radius is a third party beneficiary of the Equity Commitment Letters solely for the purpose of the right to enforce the obligations of the Equity Investor to perform its obligations under the Equity Commitment Letters.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letters, copies of which have been filed as Exhibits (d)(5) and (d)(6) to the Schedule TO and which are incorporated herein by reference.

Limited Guarantees

Simultaneously with the execution of the Merger Agreement, each of the Equity Investors provided Radius with a limited guarantee (each, a “Limited Guarantee”), pursuant to which each Equity Investor guarantees the payment to Radius of 50% of the obligations of Parent with respect to the payment of (i) the Parent Termination Fee, if payable under the terms of the Merger Agreement, and (ii) Parent’s reimbursement and indemnity obligations pursuant to, and to the extent set forth in, the Merger Agreement. The aggregate liability of each Equity Investor under its Limited Guarantee is limited to $11.3 million.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantees, copies of which have been filed as Exhibits (d)(7) and (d)(8) to the Schedule TO and which are incorporated herein by reference.

Debt Commitment Letter

Pursuant to the Debt Commitment Letter, the Commitment Parties committed to provide to Purchaser debt financing (the “Debt Financing”) in the form of a $350.0 million senior secured term facility (the “Term Loan”) to finance the transactions contemplated by the Merger Agreement, to refinance certain existing indebtedness of Radius and to pay related fees and expenses.

The Term Loan will mature on the seventy-two (72) month anniversary of the closing date. The Term Loan will amortize monthly beginning on the thirty-seven (37) month anniversary of the closing date, with monthly installments of principal due through the maturity date.

The amounts outstanding under the Term Loan will bear interest at a rate per annum equal to the greater of (a) 30-day average SOFR and (b) one-half percent (0.50%) per annum, plus the applicable margin of eight percent (8.00%) per annum (“Interest”). For the first twelve (12) months after the closing date, the borrower under the Term Loan will have the option to accrue up to one-half percent (0.50%) of the Interest as a payable in kind.

The definitive documentation for the Term Loan as contemplated by the Debt Commitment Letter will contain covenants, events of default and other terms and provisions that have been agreed with the Commitment Parties and are set forth on the term sheets and in the forms of agreement attached as exhibits to the Debt Commitment Letter and will otherwise be finalized substantially consistent with the “Documentation Principles” contemplated by the Debt Commitment Letter.

The commitments of the Commitment Parties are subject to, among other things: (i) confirmation that the Offer has been consummated or will be consummated in accordance with the terms of the Merger Agreement substantially concurrently with the initial borrowing under the Term Loan; (ii) the absence of any modification to the Merger Agreement that is adverse in any respect material to the interests of the Commitment Parties; (iii) the receipt by the Commitment Parties of certain financial information as set forth in the Debt Commitment Letter; (iv) confirmation that the refinancing of Radius’ existing revolving facility and term loan facility either has been consummated or will be consummated substantially concurrently with the initial borrowing under the Term Loan; (v) the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement) that would result in a failure of a condition precedent to Purchaser’s obligation to consummate the Offer and the Merger or that would give Purchaser the right (taking into account any notice and cure provisions) to terminate its obligations pursuant to the terms of the Merger Agreement; (vi) the receipt by the Commitment Parties of documentation containing terms that are materially consistent with the provisions of the term sheets annexed to the Debt Commitment Letter and the applicable Documentation Principles and certain other provisions; (vii) the receipt by the Commitment Parties of certain closing deliverables as set forth in the Debt Commitment Letter; (viii) the accuracy of certain specified representations and warranties; (ix) the receipt by the Commitment Parties of all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act) at least three business days prior the date of funding of the Term Loan; and (x) payment of fees and expenses due to the Commitment Parties under the Debt Commitment Letter.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which has been filed as Exhibit (b) to the Schedule TO and which is incorporated herein by reference.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with Radius.

The following chronology summarizes the key meetings and other events between representatives of Gurnet Point, representatives of Patient Square, and representatives of Radius that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation between Gurnet Point, Patient Square, Radius and their respective representatives. For a summary of additional activities of Radius relating to the signing of the Merger Agreement, please refer to the Schedule 14D-9 being mailed to stockholders with this Offer to Purchase. Other than as described below, there have been no material contacts between Radius, Gurnet Point and Patient Square in the past two years.

Gurnet Point and its affiliates are engaged in making investments in public and private companies in the healthcare and pharmaceutical industries, among other activities. As part of Gurnet Point’s ongoing evaluation of such potential investments, representatives of Gurnet Point regularly evaluate a variety of potential licensing, partnering, research and development, collaboration and strategic acquisition transactions with third parties, including companies that have developed and commercialized products in clinical areas that complement or further Gurnet Point’s product portfolio and strategic plan, such as Radius.

In connection with a sale process conducted by Radius, in January of 2022, representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to Radius, contacted Gurnet Point to inquire whether Gurnet Point may be interested in acquiring TYMLOS or Radius as a whole.

On January 26, 2022, Radius and Gurnet Point entered into a confidential disclosure agreement (“CDA”), which did not include a standstill provision. See Section 11 “The Transaction Agreements—The Confidentiality Agreement”.

On February 23, 2022, Gurnet Point received a process letter concerning a potential acquisition of TMYLOS from J.P. Morgan, with an initial bid date of March 28, 2022.

On March 7, 2022, Velan Capital Investment Management LP (together with its affiliates and related parties, “Velan”) and Repertoire Partners LP (together with its affiliates and related parties, “Repertoire”) filed a joint Schedule 13D, disclosing their entry into a Group Agreement on February 15, 2022, under which they agreed to coordinate their activities with respect to Radius, as well as a Joint Filing Agreement on March 7, 2022. The Schedule 13D reported that each of Velan and Repertoire owned 1,371,400 shares of Radius’s common stock, collectively constituting 5.8% of Radius’s outstanding stock and economic exposure to approximately 8.2% of Radius’s outstanding common stock.

On March 9, 2022, Gurnet Point engaged Latham & Watkins LLP (“Latham & Watkins”) to assist with its evaluation of a potential acquisition of Radius, including legal due diligence, negotiation of definitive documentation and other relevant aspects of the potential transaction.

On March 11, 2022, Gurnet Point submitted a non-binding proposal to acquire Radius for upfront cash consideration of $10.50 per share, which represented a 24% premium to Radius’s then-current stock price, plus a contingent value right that would pay $1.75 per share in the event TYMLOS achieved certain net revenue milestones (the “Initial Gurnet Point Offer”).

On March 15, 2022, Velan and Repertoire filed an amendment to their Schedule 13D disclosing their intention to nominate the four above named individuals as nominees for election to Radius’s Board at the Annual Meeting.

On March 28, 2022, Gurnet Point delivered a revised proposal to Radius to acquire Radius for $11.25 per share, plus a contingent value right that would pay $0.60 per share in the event elacestrant achieved U.S. Food and Drug Administration (“FDA”) approval with a label and indication restricted to use in ESR-1 positive patients prior to December 31, 2023, or $1.75 per share in the event elacestrant achieved FDA approval with a label and indication not restricted to use in ESR-1 positive patients prior to December 31, 2023 (the “Second Gurnet Point Offer”).

On April 11, 2022, J.P. Morgan provided feedback to Gurnet Point that its revised proposal was inadequate but that Radius was nevertheless willing to continue to engage with Gurnet Point and negotiate more compelling economic terms.

On April 19, 2022, Ropes & Gray LLP (“Ropes & Gray”), counsel to Radius, sent a draft Merger Agreement (the “Initial Merger Agreement Draft”) to Gurnet Point’s counsel at Latham & Watkins LLP (“Latham & Watkins”), which included fully committed financing, a “hell or high water” regulatory efforts covenant, and a customary “window shop” non-solicit provision with a fiduciary out for Radius’s Board (the “Fiduciary Out”).

Between April 21, 2022 and May 10, 2022, Gurnet Point and its advisors conducted extensive due diligence on Radius.

On May 20, 2022, Radius filed its preliminary proxy statement in connection with the Annual Meeting.

On May 23, 2022, J.P. Morgan requested that Gurnet Point provide an updated proposal and further clarity on its proposed financing for the transaction.

On May 27, 2022, Gurnet Point submitted a revised non-binding proposal (the “Third Gurnet Point Offer”) to acquire Radius for $9.00 per share in cash, which represented a 47% premium to Radius’s then-current stock price, plus a contingent value right, entitling the holder to a potential maximum payment of $2.75 per share based upon (1) $0.50 per contingent value right upon FDA approval of elacestrant prior to December 31, 2023; (2) $0.50 per contingent value right upon FDA approval of the supplemental New Drug Application for use of TYMLOS in men with osteoporosis at high risk for fracture prior to December 31, 2023; (3) $0.50 per contingent value right if net sales of TYMLOS in calendar year 2024 or any prior calendar year exceed $300 million; and (4) an additional $1.25 per contingent value right if net sales of TYMLOS in calendar year 2024 or any prior calendar year exceed $350 million. Between April 8, 2022 and May 27, 2022, the price of shares of Radius’s common stock declined significantly, from a closing price of $8.91 per share on April 8, 2022 to $6.12 per share on May 27, 2022.

Throughout May and June 2022, Ropes & Gray and Latham & Watkins exchanged drafts of the Merger Agreement and Radius’s disclosure letter (the “Disclosure Letter”). In connection with these negotiations, Radius accepted a “reasonable best efforts” standard with respect to regulatory obligations and the structure of the transaction was changed from a one-step merger to a two-step tender offer to allow for a shorter time between signing and closing and benefit shareholders. The negotiations were otherwise focused on customary issues involving the covenants and representations and warranties. See Section 11 “Transaction Agreements—The Merger Agreement”. In parallel, Gurnet Point engaged with OrbiMed Advisors, LLC in order to secure committed debt financing for the transaction.

On June 6, 2022, each of Radius and Velan and Repertoire filed their respective definitive proxy statement in connection with the Annual Meeting. Radius disclosed in its definitive proxy statement that the Annual Meeting would be held on July 8, 2022, with holders of record of shares of Common Stock at the close of business on June 3, 2022 entitled to notice of, and to submit questions and vote electronically at, the Annual Meeting and any continuation, postponement, or adjournment thereof.

On June 7, 2022, J.P. Morgan communicated a counterproposal to Gurnet Point for upfront cash consideration of $10.00 per share as well as a $1.50 per contingent value right if net sales of TYMLOS (inclusive of U.S. sales and Japan Royalties) exceeds $250 million in any calendar year.

On June 10, 2022, Gurnet Point sent a further revised proposal (the “Fourth Gurnet Point Offer”) to acquire Radius for $10.00 per share, which represented a 41% premium to Radius’s then-current stock price, with a contingent value right entitling each holder to receive up to $1.50 per contingent value right upon the achievement by Radius of $330 million in net sales of TYMLOS during any consecutive 12-month period prior to December 31, 2025.

On June 12, 2022, J.P. Morgan spoke with Goldman, Sachs & Co. (“Goldman”), financial advisor to Gurnet Point, regarding a counterproposal of a $1.00 contingent value right per share upon the achievement by Radius of $300 million in net sales of TYMLOS during any consecutive 12-month period prior to December 31, 2025. Following these discussions, Gurnet Point agreed to the contingent value right construct proposed by Radius.

Between June 17, 2022 and June 22, 2022, Ropes & Gray and Latham & Watkins continued to exchange drafts of the Merger Agreement and the Disclosure Letter, as well as drafts of the contingent value rights agreement, debt and equity commitment letters and limited guarantees.

On June 21, 2022, Gurnet Point informed Radius that it intended to involve a co-sponsor, Patient Square, in the transaction in order to assist in funding the transaction and contribute financial and operational expertise in a complex transaction. Gurnet Point and Patient Square confirmed that they would finance the transaction by means of a combination of committed debt financing provided by affiliates of OrbiMed Advisors, LLC and equity commitments provided by certain funds of Gurnet Point and Patient Square. From June 21 to June 23, 2022 Gurnet Point continued to negotiate for committed debt financing from affiliates of OrbiMed Advisors, LLC for the transaction, as well as negotiate forms of equity commitment letter and limited guarantee with Patient Square.

On June 23, 2022, Ropes & Gray informed Latham & Watkins and Kirkland & Ellis LLP, counsel to Patient Square, that, the Radius Board had met and unanimously resolved: (1) that the Merger Agreement and contemplated transactions are fair to, and in the best interests of, Radius and its stockholders; (2) that it is advisable for Radius to enter into the Merger Agreement, (3) to adopt the Merger Agreement and that the execution, delivery and performance by Radius of the Merger Agreement and the consummation of the contemplated transactions are authorized and approved; and (4) to recommend that the stockholders of Radius accept the Offer and tender their Shares to Purchaser pursuant to the Offer. On June 23, 2022, the parties executed the Merger Agreement.

On the morning of June 23, 2022, Radius issued a press release announcing the transaction.

On June 27, 2022, Radius filed a Current Report on Form 8-K to disclose that in light of the execution of the Merger Agreement, Radius’s Board determined to postpone the Annual Meeting until July 26, 2022 to provide Radius’s stockholders additional time to evaluate information regarding the Offer as well as Radius’s Board’s strategic review process that ultimately led Radius Board to unanimously recommend the proposed transaction to stockholders for approval.

11.	The Transaction Agreements.

The following are summaries of the material terms of the Merger Agreement, the CVR Agreement and the Confidentiality Agreement (as defined below). They have been included to provide investors and stockholders with information regarding the terms of such agreements. The following summaries do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Schedule TO. Radius stockholders and other interested parties should read the Merger Agreement, the CVR Agreement and the Confidentiality Agreement in their entirety for more complete descriptions of the terms summarized below. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Persons”.

The Merger Agreement and the summary included below are not intended to provide any factual information about Radius, its stockholders or executives, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to the agreements and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and described in the following summary, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Radius to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about Radius, Parent or Purchaser made in this Offer to Purchase, the Schedule 14D-9 or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Offer to Purchase or the parties’ public disclosures.

The Merger Agreement

The Offer. The Merger Agreement provides that no later than the fifteenth business day following the date of the Merger Agreement, Purchaser will, and Parent will cause Purchaser to, commence the Offer and, on the terms and subject to the conditions set forth in the Merger Agreement and the Offer, Purchaser will, promptly following the Acceptance Time, irrevocably accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Unless the Offer is extended pursuant to and in accordance with the Merger Agreement, the Offer will expire at one minute after 11:59 p.m. Eastern Time, at the end of the day on August 10, 2022, which is the date that is 20 business days after the date the Offer is first commenced. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the Offer will expire on the date and at the time to which the Offer has been so extended.

The obligations of Purchaser to irrevocably accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction or, if permissible under applicable law, waiver of the Offer Conditions described in Section 15—“Conditions to the Offer”. Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer. However, without the prior written consent of Radius, Purchaser may not:

•	waive or modify the Minimum Condition or the Antitrust Condition (each as defined in Section 15—“Conditions to the Offer”);

•	make any change in the terms of or conditions to the Offer that:

•	changes the form of consideration to be paid in the Offer;

•	decreases the Offer Price or the number of Shares sought in the Offer;

•	extends the Offer or the Expiration Time, except as permitted or required by the Merger Agreement;

•	imposes conditions to the Offer other than the Offer Conditions, as described in Section 15—“Conditions to the Offer”; or

•	amends any term or condition of the Offer in any manner that is adverse to the Radius stockholders.

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is required or permitted to extend the Expiration Time. Unless the Merger Agreement has been terminated in accordance with its terms:

•

Purchaser must, and Parent must cause Purchaser to, extend the Offer for any extension period required by any law, any injunction or decree issued by any governmental body, or any rule, regulation or interpretation of the SEC, its staff or Nasdaq or its staff, in any such case which is applicable to the Offer;

•

Purchaser must, and Parent must cause Purchaser to, extend the Offer for successive extension periods of up to ten business days, if, as of the applicable Expiration Date, either (x) any waiting period (or any extensions thereof) or any approvals or clearances applicable to the Offer or the consummation of the Merger in accordance with the HSR Act have not expired, been terminated or obtained, as applicable; or (y) any of the Offer Conditions, as described in Section 15—“Conditions to the Offer” other than the Minimum Condition, is not satisfied, in order to permit the satisfaction of such Offer Condition;

•

Purchaser must, and Parent must cause Purchaser to, extend the Offer for no more than three successive extension periods of up to ten business days each, if, at the applicable Expiration Date, (x) there has not been a Change of Board Recommendation (as defined in this Section 11 under “—Acquisition Proposals”), (y) each Offer Condition, as described in Section 15—“Conditions to the Offer” other than the Minimum Condition is capable of being satisfied or waived (if permitted under the Merger Agreement), and (z) the Minimum Condition is not satisfied, in order to permit the satisfaction of the Minimum Condition;

•

Purchaser, without Radius’s consent, may extend the Offer for additional periods of up to ten business days per extension period (or a longer extension period as approved in advance by Radius), if, as of the Expiration Date, any Offer Condition, as described in Section 15—“Conditions to the Offer,” is not satisfied and has not been waived by Parent and Purchaser in writing, in order to permit the satisfaction of such Offer Condition; and

•

Purchaser, without Radius’s consent, may extend the Offer for additional periods of up to ten business days per extension period (or a longer extension period as approved in advance by Radius), if (x) all of the Offer Conditions, as described in Section 15—“Conditions to the Offer,” have been satisfied or waived, (y) the full amount of the Debt Financing necessary to pay the cash consideration and any fees and expenses due at the Closing has not been funded and will not be funded at the Acceptance Time, and (z) Parent and Purchaser acknowledge and agree that Radius may terminate the Merger Agreement in accordance with and upon the satisfaction of the requirements set forth in the Merger Agreement and receive the Parent Termination Fee pursuant to the Merger Agreement to permit the funding of the full amount of the Debt Financing necessary to pay the applicable portion of the Financing Amount.

Notwithstanding the foregoing, Purchaser is not required to, and without Radius’s consent will not, extend the Offer beyond December 23, 2022 (the “Outside Date”). In the event that the Merger Agreement is validly terminated, Purchaser, at such time, will irrevocably and unconditionally terminate the Offer. If Purchaser terminates the Offer, or if the Merger Agreement is validly terminated before the acquisition of Shares in the Offer, Purchaser will promptly (and in any event within two business days of such termination) return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into Radius, the separate corporate existence of Purchaser will cease and Radius will continue as the surviving corporation of the Merger.

The closing of the Merger (the “Closing”) will take place as soon as practicable following the Acceptance Time, but in no event later than the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement described in the subsection “—Conditions to the Merger” (excluding any conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). On the date of the Closing, the parties will file a certificate of merger with respect to the Merger in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and will take such further actions, including making all other filings or recordings required under the DGCL, in connection with the Merger. The parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer in accordance with Section 251(h) of the DGCL. The Merger will become effective at the time and day of the filing of the Certificate of the Merger with the Secretary of State of the State of Delaware, or a later time and day as may be agreed in writing by the parties and specified in the Certificate of Merger.

Certificate of Incorporation and Bylaws. At the Effective Time, subject to the provisions of the Merger Agreement described in “—Directors’ and Officers’ Indemnification and Insurance” below, (a) the certificate of incorporation of Radius will be amended and restated in its entirety to read in the form of Annex III to the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended, and (b) the bylaws of Radius will be amended and restated in their entirety so as to read in the form of Annex IV to the Merger Agreement, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended.

Directors and Officers. From and after the Effective Time, the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Radius immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

Effect on Capital Stock. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time:

•

each Share that is outstanding immediately prior to the Effective Time (excluding any Canceled Shares or any Dissenting Shares, each as defined below) will be automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and less any required withholding tax, upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book-entry transfer of Shares;

•

each Share held in the treasury of Radius or owned by Radius or any direct or indirect wholly owned subsidiary of Radius and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the Effective Time (the “Canceled Shares”) will, in each case, be canceled and retired without any conversion thereof or consideration paid therefor by virtue of the Merger; and

•

each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted, which will constitute the only outstanding shares of capital stock of the Surviving Corporation after the Effective Time.

Shares outstanding immediately prior to the Effective Time and held by Radius stockholders who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of these Shares in compliance in all respects with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration, but instead will be entitled to receive an amount as may be determined pursuant to Section 262 of the DGCL. However, all Dissenting Shares held by Radius stockholders who have failed to properly and validly demand or who have effectively withdrawn or otherwise lost their rights to appraisal of these Dissenting Shares under Section 262 of the DGCL will no longer be considered to be Dissenting Shares and will be treated as if such Shares had been converted into, as of the Effective Time, the right to receive the Merger Consideration, without interest and less any required withholding tax, upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book-entry transfer of Shares.

From and after the Effective Time, all Shares will no longer be outstanding and will automatically cease to exist, and will cease to have any rights with respect thereto, except as specified above.

Treatment of Radius Equity Awards. Pursuant to the terms of the Merger Agreement:

•

five business days prior to, and conditional upon the occurrence of, the Effective Time, each outstanding Radius Stock Option that is an incentive stock option within the meaning of Section 422(b) of the Code, whether vested or unvested, may be exercised in full upon notice of exercise and full payment of the applicable exercise price to Radius in accordance with and subject to the terms of the applicable Radius equity plan for such Radius Stock Option and award agreement;

•

(i) each Radius Stock Option and Radius Equity Award that is outstanding and unvested immediately prior to the Effective Time that vests solely based on the holder’s continued employment or service, will vest in full at the Effective Time, and (ii) each Radius Stock Option and Radius Equity Award that does not vest solely based on the holder’s continued employment or service, will vest (in part or in full) based on the achievement of the specified performance objectives pursuant to the applicable Radius Stock Option or Radius Equity Award and the unvested portion of such award will be cancelled for no consideration at the Effective Time;

•

At the Effective Time, (i) each In-the-Money Option that is outstanding will be cancelled, and the holder of such cancelled Radius Stock Option will be entitled to receive (without interest), (A) a cash amount (less applicable tax withholdings pursuant to the Merger Agreement) equal to the product of (x) the total number of Shares subject to such Radius Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Cash Consideration over the applicable exercise price per Share under such Radius Stock Option, and (B) one CVR for each Share subject thereto (the “Option Consideration”), and (ii) each Radius Stock Option that is not an In-the-Money Option at the Effective Time will be cancelled for no consideration. As of the Effective Time, all holders of Radius Stock Options will cease to have any rights with respect thereto, except the right to receive the Option Consideration in accordance with the Merger Agreement; and

•

At the Effective Time, (i) each Radius Equity Award that is outstanding will be cancelled, and the holder of such cancelled Radius Equity Award will be entitled to receive (without interest), (A) a cash amount (less applicable tax withholdings pursuant to the Merger Agreement) equal to the product of (x) the total number of Shares subject to such Radius Equity Award immediately prior to the Effective Time, multiplied by (y) the Cash Consideration, and (B) one CVR for each Share subject thereto (we call this the “Equity Award Consideration”). As of the Effective Time, all holders of Radius Equity Awards will cease to have any rights with respect thereto, except the right to receive the Equity Award Consideration in accordance with the Merger Agreement.

Subject to the terms of the Merger Agreement, Radius will continue to operate the Radius ESPP pursuant to its terms and past practices for the Offering Period (as defined in the Radius ESPP) in effect as of the date of the Merger Agreement (the “Current Purchase Period”). From and after the date of the Merger Agreement, no individual participant in the Radius ESPP will be allowed to (x) increase the amount of such participant’s rate of payroll contributions under the Radius ESPP, or (y) except to the extent required by applicable law, make separate non-payroll contributions to the Radius ESPP. Further, no individual who is not participating in the Current Purchase Period may commence participation in the Current Purchase Period or the Radius ESPP after the date of the Merger Agreement and the commencement of any future Offering Period will be suspended unless and until the Merger Agreement is terminated. Parent and Purchaser will not assume any Radius Stock Option, Radius ESPP Option or Radius Equity Award or substitute for any such option or equity award any similar award for common stock of the Surviving Corporation in connection with the Merger and the transactions contemplated by the Merger Agreement.

Representations and Warranties. In the Merger Agreement, Radius has made customary representations and warranties to Parent and Purchaser, which are qualified by information set forth in a confidential disclosure letter delivered by Radius to Parent and Purchaser in connection with the execution of the Merger Agreement and certain disclosures in Radius’s SEC filings since December 31, 2021 and publicly available prior to the date of the Merger Agreement, including, among others, representations and warranties relating to: organization and corporate power; due authorization, enforceability of the Merger Agreement, capitalization; subsidiaries; required governmental authorizations; the vote of Radius stockholders required to approve the Merger if Section 251(h) of the DGCL was not in effect; non-contravention of applicable law and orders and Radius’s organizational documents and contracts; SEC filings, financial statements and internal controls; the absence of undisclosed liabilities; the absence of a Company Material Adverse Effect (as defined below); the absence of certain changes to the business of Radius since December 31, 2021; information provided or included in the Schedule TO and other documents relating to the Offer; brokers’ fees; employee benefit plans; litigation; taxes; compliance with laws and permits; environmental matters; intellectual property; real property; material contracts; regulatory compliance; insurance; and FDA and health care law matters. Each of Parent and Purchaser has made customary representations and warranties to Radius with respect to, among other matters: organization and corporate power; due authorization; the enforceability of the Merger Agreement; information provided or included in Schedule 14D-9 and other documents relating to the Offer; required governmental authorizations; non-contravention of applicable law and orders and their organizational documents and contracts; litigation; that neither is an “interested stockholder” within the meaning of Section 203 of the DGCL; the capitalization and operations of Purchaser, the Equity Financing and Debt Financing; operations of Purchaser; investigation by Parent and Purchaser into the businesses, assets, condition, operations, and prospects of Radius and its subsidiaries and brokers’ fees.

Some of the representations and warranties in the Merger Agreement made by Radius are qualified as to “materiality” or “Company Material Adverse Effect”. For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, circumstance, condition, facts or state of facts or worsening thereof or other matter that individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations, or results of operations of Radius and its subsidiaries, taken as a whole. However, any changes, effects, events, inaccuracies, occurrences, circumstances, conditions, facts or state of facts or worsening thereof, or other matters resulting from any of the following are not deemed to constitute a Company Material Adverse Effect and will be disregarded in the determination of whether a Company Material Adverse Effect has occurred:

(a)

matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which Radius and its subsidiaries operate, except to the extent such matters have a materially disproportionate adverse effect on Radius and its subsidiaries, taken as a whole, relative to the impact on other similarly situated companies in the industry and in the markets Radius and its subsidiaries operate in;

(b)

the negotiation, execution, announcement, or pendency of the Merger Agreement or the transactions contemplated thereby, or any actions taken or omitted to be taken by Radius (i) at the request or with Parent or Purchaser’s prior written consent, or (ii) due to Parent not granting a consent requested by Radius;

(c)

any change in the market or trading volume of the Shares, however, this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless otherwise excluded;

(d)	the occurrence, escalation, outbreak or worsening of hostilities, acts or threats of war or terrorism (including the Russian-Ukrainian War, cyber-attacks and computer hacking);

(e)

any plagues, pandemics (including COVID-19) or any escalation or worsening or subsequent waves thereof, epidemics or other outbreaks of diseases or public health events, hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, weather conditions or other natural or man-made disaster or other force majeure event;

(f)

any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any governmental body, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and any evolutions or mutations thereof (the “COVID-19 Measures”);

(g)

changes in laws, regulations, or accounting principles, or interpretations thereof, except to the extent such matters have a materially disproportionate adverse effect on Radius and its subsidiaries, taken as a whole, relative to the impact on other similarly situated companies in the industry and in the markets Radius and its subsidiaries operate in;

(h)

any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any governmental body, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of any competitors of Radius;

(i)

the initiation or settlement of any legal proceedings commenced by or involving (x) any governmental body in connection with the Merger Agreement or the transactions contemplated thereby, or (y) any current or former holder of Shares arising out of or related to the Merger Agreement or the transactions contemplated thereby; or

(j)

any failure by Radius to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period on or after the date of the Merger Agreement, however, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect (as defined below), unless otherwise excluded.

Pursuant to the Merger Agreement, Radius has represented that the Radius Board has (a) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Radius and its stockholders, and that it is advisable to enter into the Merger Agreement, (b) adopted the Merger Agreement, and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Radius stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Covenants of Radius. The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), except (a) as set forth in the confidential disclosure letter of Radius provided to Parent and Purchaser in connection with the execution of the Merger Agreement, (b) as required by applicable law, (c) as expressly permitted or contemplated by the Merger Agreement, or (d) as consented to in writing by Parent (which will not be unreasonably delayed, withheld or conditioned) Radius and its subsidiaries will use reasonable best efforts to:

•	carry on its business in the ordinary course of business and in a manner consistent with past practice;

•	preserve intact its current asset and business organization, keep available the services of its current officers and employees;

•	carry on its business in compliance in all respects with all applicable laws, including without limitation, all applicable health care laws;

•

notify and consult with Parent prior to meeting with, or submitting any material correspondence to, the FDA or any other comparable regulatory authority (other than routine correspondence as may be required in connection with any regulatory permit); and

•	preserve its relationships and goodwill with customers, suppliers, partners, licensors, licensees, distributors, governmental bodies, employees and others having business dealings with it.

The Merger Agreement also contains specific covenants restricting Radius and each of its subsidiaries from taking certain actions during the Pre-Closing Period without the prior written consent of Parent (which will not be unreasonably delayed, withheld or conditioned) (subject to the same exceptions listed above) including, among other things, not to:

•

establish a record date for, authorize, declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares, except for the declaration and payment of dividends or distributions by a direct wholly owned subsidiary of Radius solely to its parent;

•

directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Radius Stock Option or Radius Equity Award except for (A) transactions solely between or among the Company and its wholly owned subsidiaries, (B) as a result of net share settlement of any Radius Stock Options or Radius Equity Award or to satisfy the exercise price or withholding tax obligations in respect of any Radius Stock Option or Radius Equity Award or (C) any forfeiture of any Radius Stock Option or Radius Equity Award;

•

grant, issue, sell, pledge, dispose of or otherwise encumber, or authorize the grant, issuance, sale, pledge, disposition or other encumbrance of, (A) any shares of capital stock or other ownership interest in Radius or any of its subsidiaries, (B) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (C) any phantom equity or similar contractual rights, or (D) any rights, warrants, options, stock appreciation rights, restricted stock, stock units, or other equity or equity-based compensation to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, subject to certain exceptions;

•

except as required by the terms of a Company Plan (as defined in the Merger Agreement) as in effect as of the date of the Merger Agreement or as required by applicable law, (A) modify or increase the wages, salary or other compensation or benefits payable to any director, officer, employee or individual independent contractor or consultant of Radius or any of its subsidiaries (each, a “Service Provider”), other than annual increases in base compensation made in the ordinary course of business consistent with past practice with respect to employees of Radius and its subsidiaries whose annual base compensation is less than $300,000 and provided that such modifications or increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Radius or any of its subsidiaries, (B) establish, adopt, enter into, amend in any material respect or terminate any material Company Plan, not including annual renewals of welfare benefit plans made in the ordinary course of business consistent with past practice, (C) accelerate the payment, funding, right to payment or vesting of any compensation or benefits, (D) grant any severance or termination pay or retention, change in control, or similar bonus or any similar arrangement to any current or former Service Provider, or (E) grant any new incentive compensation to any current or former Service Provider;

•

adopt, enter into, amend or terminate any collective bargaining agreement or contract with any labor union, works council or other employee representative body applicable to Radius or its subsidiaries;

•

hire or promote any employees, except for hiring consistent with the budget previously disclosed to Parent prior to the date of the Merger Agreement, to fill open positions or to replace an individual who departs following the date of the Merger Agreement and, in each case, provided that any such employee’s annual base compensation is less than $300,000;

•

amend any of the organizational documents of Radius or the comparable charter or organization documents of any of its subsidiaries, adopt a stockholders’ rights plan or enter into any agreement with respect to the voting of its capital stock;

•

effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

•

adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Radius or any of its subsidiaries that is significant under Rule 1-02(w) of Regulation S-X;

•

subject to the immediately preceding bullet, make any capital expenditures that are individually or in the aggregate in excess of $500,000 above amounts indicated in any capital expenditure budget provided to Parent prior to the date of the Merger Agreement;

•

acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other person, except for the purchase of materials from suppliers or vendors in the ordinary course of business or in individual transactions involving less than $2,000,000 in assets;

•

except with respect to any intercompany arrangements or revolving credit borrowings under the Company Credit Agreements (as defined in the Merger Agreement) in the ordinary course of business, (A) incur any indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term indebtedness incurred in the ordinary course of business up to $1,000,000 in the aggregate; (B) make any loans or advances to any other person (except for business expenses); (C) make any capital contributions to, or investments in, any other person or (D) repurchase, prepay or refinance any material indebtedness;

•

sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of (A) any assets or businesses with a fair market value in excess of $100,000 in the aggregate or (B) any intellectual property owned or exclusively licensed by Radius, except, in the case of clause (B), in the ordinary course of business consistent with past practice or with respect to non-exclusive licenses granted pursuant to Radius’s or its subsidiaries’ standard contracts;

•

commence, pay, discharge, settle, compromise or satisfy any threatened or pending action (A) for monetary consideration in excess of $500,000, or (B) that would impose any material non-monetary obligations on Radius or its subsidiaries that would continue after the Effective Time;

•

change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or tax accounting methods or practices in any respect, except as required by GAAP or law;

•

(A) make, change or revoke any material tax election with respect to Radius or any of its subsidiaries, (B) file any material amended tax return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), tax allocation agreement or tax sharing agreement relating to or affecting any material tax liability of Radius and its subsidiaries, or (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material tax with respect to Radius or any of its subsidiaries or outside of the ordinary course of business;

•

waive, release or assign any material rights or claims under, or enter into, terminate, renew, affirmatively determine not to renew, amend, modify, exercise any options or rights of first offer or refusal under or terminate, any material contract;

•	abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material permits held by Radius in a manner which is adverse to Radius and its subsidiaries;

•	enter into any new line of business material to Radius and its subsidiaries, taken as a whole, or form a new subsidiary;

•	fail, cancel, reduce, terminate or fail to maintain in effect material insurance policies covering Radius and its subsidiaries and their respective properties, assets and businesses; or

•	authorize, or agree or commit, in writing or otherwise, to take, any of the foregoing actions.

Notwithstanding the foregoing, nothing in the Merger Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the operations of Radius or any of its subsidiaries prior to the Effective Time. Radius will exercise complete control and supervision over its and its subsidiaries’ respective operations prior to the Effective Time, consistent with the terms and conditions of the Merger Agreement.

Acquisition Proposals. Radius will not, and will cause its subsidiaries not to, and will instruct its representatives not to:

•	initiate, solicit, knowingly encourage or knowingly facilitate any inquiry with respect to, or the making, submission or announcement of any Acquisition Proposal (as defined below);

•	enter into, continue or engage in negotiations with any person with respect to any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal;

•	provide any non-public information or access to any person in connection with any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal;

•	approve, endorse or recommend or propose to approve, endorse or recommend any Acquisition Proposal, or any person becoming an “interested stockholder” of Radius as defined in Section 203 of the DGCL;

•	enter into any letter of intent or agreement in principle or any agreement providing for any Acquisition Proposal, subject to certain exceptions; or

•	resolve to do, or agree or publicly announce an intention to do any of the above.

“Acquisition Proposal” means any offer or proposal made or renewed by a person or group (other than Parent or Purchaser) at any time after the date of the Merger Agreement that is structured to permit such person or group to acquire beneficial ownership or control, directly or indirectly, of twenty percent or more (on a non-diluted basis) of the total Shares or twenty percent or more of the consolidated total assets, net revenues or net income of Radius and its subsidiaries, pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Offer or the Merger.

Except as otherwise described below, Radius will, and will cause its subsidiaries and representatives to, immediately cease any solicitation, discussions, or negotiations with any person with respect to any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, promptly terminate access granted to any third party or its representatives to any electronic data room maintained by Radius or its subsidiaries with respect to the transactions contemplated by the Merger Agreement, and, to the extent Radius has the right to do so, will request the return or destruction of all confidential information provided by or on behalf of Radius or its subsidiaries to such person (and in any event within twenty-four hours following the date of the Merger Agreement). However, Radius and its representatives may clarify and understand the terms and conditions of any inquiry or proposal made by any person for the sole purpose of determining whether it constitutes an Acquisition Proposal, and may inform a person that has made or, to Radius’s knowledge, is considering making an Acquisition Proposal of the provisions of the Merger Agreement as described in this subsection “—Acquisition Proposals”.

Notwithstanding the restrictions described above, if at any time following the date of the Merger Agreement and prior to the Acceptance Time, Radius has received a written Acquisition Proposal from any third party that did not result from a breach of the provisions of the Merger Agreement which are described in this subsection “—Acquisition Proposals”, and the Radius Board (or a committee thereof) determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take the actions described in clause (a) or (b) below would be inconsistent with its fiduciary duties under applicable law, then Radius may (a) furnish information with respect to Radius and its subsidiaries to the third party making the Acquisition Proposal, and (b) participate in discussions or negotiations with the third party making the Acquisition Proposal regarding the Acquisition Proposal. However, Radius will, and will instruct its representative not to, disclose any material non-public information to such third party unless it has, or first enters into, a confidentiality agreement with such third party with confidentiality terms that, taken as a whole, are not materially less restrictive to the other person than those contained in the Confidentiality Agreement (as defined below) and other confidentiality agreements that exist as of the date of the Merger Agreement and does not contain any provision preventing Radius from providing disclosure to Parent as required pursuant to the provisions of the Merger Agreement as described in this subsection “—Acquisition Proposals”. Radius must also, as promptly as practicable (and in any event within one business day) provide Parent any material non-public information concerning Radius or its subsidiaries provided to the third party that was not previously provided to Parent and Purchaser.

Radius will promptly (and in any event within one business day) notify Parent orally and in writing of its receipt of any Acquisition Proposal or written indication by any third party that it is considering making an Acquisition Proposal and provide Parent promptly (and in any event within one business day) copies of any written materials submitted in connection with such Acquisition Proposal, a summary of any material terms and conditions of any such Acquisition Proposal, the identity of the third party making such Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal and will keep Parent reasonably informed on a current basis of any material changes to the terms of any such Acquisition Proposal, except to the extent doing so would violate a confidentiality agreement in existence as of the date of the Merger Agreement.

“Superior Proposal” means a written Acquisition Proposal made after the date of the Merger Agreement by any person that did not result from a breach of the section of the Merger Agreement on Acquisition Proposal (except the references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)”) that the Radius Board or a committee thereof has determined in good faith, after consultation with Radius’s financial advisors and outside legal counsel, (i) is reasonably likely to be consummated if accepted, and (ii) is superior for Radius stockholders to the transactions contemplated by the Merger Agreement taking into account the financial, legal, regulatory, conditionality and other terms, the likelihood of consummation, and all other aspects of such Acquisition Proposal.

Subject to the terms and conditions of the Merger Agreement, the Radius Board and each committee thereof will not (i) cause or allow Radius to approve or enter into any acquisition agreement, merger agreement, or similar definitive agreement relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or make Change of Board Recommendation (as defined below).

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time:

•

Radius may terminate the Merger Agreement to enter into an Alternative Acquisition Agreement if (A) it receives an Acquisition Proposal that the Radius Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, (B) the Radius Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (C) Radius has notified Parent in writing of its intention to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement, and (D) no earlier than the end of the Notice Period (as defined below), the Radius Board or any committee thereof again determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal that is the subject of the Determination Notice (as defined below) continues to constitute a Superior Proposal;

•

the Radius Board or a committee thereof may make a Change of Board Recommendation if (A) Radius receives an Acquisition Proposal that the Radius Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, (B) Radius has notified Parent in writing of its intention to effect a Change of Board Recommendation, and (C) no earlier than the end of the Notice Period, the Radius Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make a Change of Board Recommendation would be inconsistent with its fiduciary duties under applicable law;

•

the Radius Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if (A) Radius has notified Parent in writing of its intention to effect a Change of Board Recommendation, which notice must include all material information with respect to any such Intervening Event and a description of the Radius Board’s rationale for such action, and (B) no earlier than the end of the Notice Period, the Radius Board determines in good faith, after consultation with its financial advisors and outside legal counsel (and after considering the terms of any proposed amendment or modification to the Merger Agreement, the commitment letters and the Guaranty (as defined in the Merger Agreement) made by Parent during the Notice Period), that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable law; and

•	during any Notice Period, if requested by Parent, Radius will negotiate in good faith with Parent regarding potential changes to the Merger Agreement.

“Alternative Acquisition Agreement” means any acquisition agreement, merger agreement, or similar definitive agreement (other than a confidentiality agreement) relating to any Acquisition Proposal.

“Change of Board Recommendation” means (a) the withdrawal, withholding, qualification or modification in a manner adverse to Parent or Purchaser, or the public announcement of the withdrawal, withholding, qualification or modification in a manner adverse to Parent or Purchaser, of the Radius Board Recommendation, (b) approving or recommending, or resolving to or publicly proposing to approve, endorse or recommend, any Acquisition Proposal, (c), the failure, by Radius, within ten business days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a person other than Parent or any of its affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of the Shares reject such Acquisition Proposal (including by taking no position or a neutral position with respect to such Acquisition Proposal) and not tender any Shares into such tender or exchange offer, or (d) the failure by the Radius Board or a committee thereof to publicly reaffirm the Radius Board Recommendation within five business days of receiving a written request from Parent to provide such public reaffirmation.

“Determination Notice” means any written notice delivered by Radius to Parent pursuant to the provisions of the Merger Agreement as described in this subsection “—Acquisition Proposals”.

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter that is materially beneficial to the business, financial condition, assets, liabilities or operations of Radius and its subsidiaries, taken as a whole, that (i) does not involve or relate to the announcement or pendency of, or any actions required to be taken by Radius (or to be refrained from being taken by Radius) pursuant to, the Merger Agreement, and (ii) was not known to the Radius Board or any committee thereof on the date of the Merger Agreement (or if known, the material consequences of which were not reasonably foreseeable to Radius Board or any committee thereof as of the date of the Merger Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any material consequence thereof, becomes known to the Radius Board or any committee thereof prior to the

Acceptance Time; provided, however, that in no event will the following constitute, or be taken into account in determining the existence of an Intervening Event: (a) the receipt, existence, or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Acquisition Proposal” (which, for the purposes of the Intervening Event definition, will be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the Shares (provided, however, that the exception to this clause (b) will not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); (c) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception to this clause (c) will not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); (d) changes in general United States or other national, regional or global economic, regulatory, legislative, credit, capital market or financial market conditions, or changes in the economic, business and financial environment generally affecting the principal industries in which Radius operates (provided, however, that if the changes have a disproportionate impact on Radius and its subsidiaries, taken as a whole, relative to the other participants in the principal industries in which Radius operates, such changes may be taken into account in determining whether an Intervening Event has occurred to the extent of such disproportionate impact); (e) any improvements in conditions resulting from or relating to COVID-19 existing as of the date of the Merger Agreement, including improvements in economic or operating conditions; (f) adoption, implementation, enforcement, promulgation, repeal, modification, amendment interpretation or other changes in applicable law or GAAP or any regulatory environment or regulatory enforcement environment; (g) any regulatory, pre-clinical, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any product of Radius (including any collaboration products) or with respect to any product of Parent or any of its Subsidiaries or any competitor of Radius (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof); (h) FDA approval (or other clinical or regulatory developments) and (i) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any governmental body, or any panel or advisory body empowered or appointed thereby, relating to any product of Radius or any products or product candidates of any competitors of Radius.

“Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by Radius to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. Eastern Time) and ending on the fifth business day thereafter at 5:00 p.m. Eastern Time; provided, that, with respect to any material change in the terms of any Acquisition Proposal or Superior Proposal, as applicable, the Notice Period will extend until 5:00 p.m. Eastern Time on the third business day after delivery of such revised Determination Notice.

Reasonable Best Efforts. Prior to the Acceptance Time, each of Parent, Purchaser and Radius has agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the Offer, the Merger and the transactions contemplated by the Merger Agreement, as promptly as reasonably possible, and in any event, by or before the Outside Date, including (i) obtaining any third party approvals with respect to any contracts to which it is a party as may be necessary for the consummation of the transactions contemplated by the Merger Agreement or required by the terms of any contract as a result of the execution, performance, or consummation of the transactions contemplated by the Merger Agreement, (ii) defending any action challenging the Merger Agreement or the transactions contemplated thereby, and (iii) executing and delivery any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. In no event will Radius or its subsidiaries be required to pay any fee, penalty, or other consideration or make any other accommodation to any third party to obtain any approvals required with respect to any such contract (excluding filing fees that must be paid to a governmental body) prior to the Effective Time.

Antitrust Filings. Each of the parties has agreed to, or cause their ultimate parent entity (as defined in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)) to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required by any applicable foreign antitrust laws with respect to the Merger Agreement as promptly as reasonably practicable and prior to the expiration of any applicable legal deadline, and in any event, unless agreed by Radius and Parent in writing, the filing of a Notification and Report Form pursuant to the HSR Act must be made no later than July 8, 2022 (unless otherwise agreed by Radius and Parent in writing), and (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other antitrust law.

Parent will, with Radius’s reasonable cooperation, be responsible for making any filing or notification required or advisable under any applicable foreign antitrust laws no later than July 8, 2022, unless otherwise agreed to by Radius and Parent in writing. The parties also will consult and cooperate with one another, and consider in good faith the views of one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals in connection with proceedings under or relating to any antitrust laws.

In addition, the parties agree (A) to give each other reasonable advance notices of meetings with governmental bodies relating to antitrust laws, (B) to give each other an opportunity to participate in such meetings, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any governmental body relating to antitrust laws, (D) if any governmental body initiates substantive oral communication regarding antitrust laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with reasonable advance opportunity to review and comment on such substantive written communications, and (F) to provide each other with copies of all written communications to or from governmental bodies relating to antitrust laws.

Public Announcements. Each of Radius, Parent and their respective subsidiaries and representatives has agreed not to issue any press release or announcement concerning the transactions contemplated by the Merger Agreement without the prior consent of the other (which consent will not be unreasonably withheld, conditioned or delayed), except as required by applicable law (including in connection with the making of any filings or notifications required under the HSR Act or any foreign antitrust laws in connection with the transactions contemplated by the Merger Agreement) or any applicable stock exchange rules or regulations (including any rule or regulation of NASDAQ), in which case the party required to make the release or announcement will use its reasonable best efforts to allow the other party or parties a reasonable time to comment on such release or announcement in advance of such issuance, subject to certain exceptions.

State Takeover Laws. In the event that any “fair price”, “business combination” or “control share acquisition” statute or other similar statute or regulation becomes applicable to any of the transactions contemplated by the Merger Agreement, the parties will take all actions reasonably necessary to minimize effects of any such statute or regulation on such transactions.

Access. Unless prohibited by applicable law, from and after the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, Radius will use its reasonable best efforts, upon reasonable advance notice, to (i) give Parent and Purchaser and their respective representatives reasonable access during normal business hours to relevant officers, employees, agents and facilities and to relevant books, contracts and records of Radius and its subsidiaries, (ii) allow Parent and Purchaser to make non-invasive inspections as reasonably requested, and (iii) cause its and its subsidiaries’ officers to furnish Parent and Purchaser with financial and operating data and other information with respect to the business, properties, and personnel of Radius as Parent and Purchaser may from time to time reasonably request, subject to certain exceptions. Notwithstanding anything to the contrary in the Merger Agreement, Radius may satisfy the obligations as described in this subsection “—Access” by electronic means if physical access is not reasonably feasible or would not be permitted under applicable law (including as a result of COVID-19 or any COVID-19 Measures).

Section 16 Matters. Prior to the Effective Time, the Radius Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act (and related rules and regulations thereunder), the disposition by Radius directors and officers of Shares, Radius Stock Options and Radius Equity Awards in the transactions contemplated by the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liabilities of present and former directors or officers of Radius than are currently provided in the organizational documents of Radius, which cannot be amended, repealed or otherwise modified so as to adversely affect the rights of any such individual until six years after the Effective Time, unless such amendment, modification or repeal is required by applicable law. From and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless each present or former director or officer of Radius (the “Indemnified Parties”) against all obligations to pay a judgment, settlement, or penalty and reasonable expenses in connection with any action arising out of or pertaining to any action or omission, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable law.

Radius will purchase prior to the Effective Time a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by Radius, which will (i) be effective for a period from the Effective Time through and including the date six years after the Effective Time for claims arising from facts or events that existed or occurred prior to or at the Effective Time, and (ii) contain coverage at least as protective as the coverage provided by the existing policies. If Radius obtains such tail policy prior to the Effective Time, Parent will cause the policy to be maintained for their full term, and cause all obligations under such tail policy to be honored by the Surviving Corporation. If such tail policy is not obtained, for a period of six years from the Effective Date, Parent and the Surviving Corporation will cause the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Radius and its subsidiaries with respect to matters arising on or before the Effective Time to be maintained. The annual premium for such tail policy may not exceed three hundred percent of the last annual premium paid prior to the Effective Time.

Employment and Employee Benefits Matters. In accordance with the Merger Agreement, Parent will, and will cause the Surviving Corporation and its other subsidiaries to, for one year following the Effective Time, maintain for each individual employed by Radius or any of its subsidiaries at the Effective Time (each, a “Current Employee”) while they remain employed following the Effective Time (i) an annual rate of base salary or wages, as applicable, and a target annual cash incentive compensation opportunity not less than that provided to such Current Employee immediately prior to the Effective Time, (ii) employee benefits at least as favorable in the aggregate as the employee benefits maintained for and provided to the Current Employees immediately prior to the Effective Time, subject to certain exceptions, and (iii) severance benefits at least as favorable as the severance benefits provided by Radius or one of its subsidiaries to the Current Employee immediately prior to the Effective Time, as set forth in confidential disclosure letter delivered by Radius to Parent and Purchaser in connection with the execution of the Merger Agreement.

In addition, Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to Radius and its subsidiaries prior to the Effective Time to be taken into account for all purposes under the employee benefit plans of Parent and the Surviving Corporation and its subsidiaries as if such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time. This will not apply (i) to the extent its application would result in a duplication of benefits with respect to the same period of service, or (ii) any defined benefit plan, nonqualified deferred compensation, retiree or post-employment health and welfare benefit plans.

Parent will, and will cause the Surviving Corporation to, use commercially reasonable efforts to not subject Current Employees to eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent will, and will cause the Surviving Corporation and its subsidiaries to, give Current Employees credit under employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time to satisfy all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

The provisions of the Merger Agreement will not be construed to prohibit or restrict Parent or the Surviving Corporation or any of its subsidiaries from amending or terminating any individual Company Plan or any other employee benefit plan, nor does the Merger Agreement require Parent or the Surviving Corporation or any of its subsidiaries to keep any person employed or in service for any period of time. The Merger Agreement also does not constitute the establishment or adoption of any Company Plan or any other employee benefit plan and does not confer upon any Current Employee or any other person any third-party beneficiary or similar rights or remedies.

Treatment of Convertible Notes. Radius, the Surviving Corporation and Parent will take all necessary action to execute and deliver supplemental indentures to the Trustee (as defined in the Indenture dated August 14, 2017 between Radius and Wilmington Trust, National Association, a national banking association, as trustee, as supplemented by the First Supplemental Indenture dated August 14, 2017, relating to the issuance of the Convertible Notes (the “Indenture”) at or prior to the Effective Time with respect to the Convertible Notes, to provide, among other things, that at and after the Effective Time, the right to convert the Convertible Notes will be changed to a right to convert each $1,000 principal amount of the Convertible Notes into Reference Property (as defined in the Indenture) consisting of Merger Consideration that a holder of a number of Shares equal to the Conversion Rate (as defined in the Indenture) immediately prior to the Effective Time would have been entitled to receive upon consummation of the Merger.

Stockholder Litigation. Radius will give Parent notice as promptly as practicable of, and the opportunity to participate in the defense or settlement of, any stockholder litigation against Radius or its directors or executive officers in connection with the Merger Agreement or the transactions contemplated thereby (whether commenced prior to or after the execution of the Merger Agreement). Radius will not settle any stockholder litigation against Radius and/or its directors relating to the Merger Agreement or the transactions contemplated thereby without Parent’s prior consent. Radius will keep Parent reasonably and promptly informed of the status of any such litigation.

Delisting; Deregistration. Prior to the Effective Time, Radius will cooperate with Parent and use its reasonable best efforts to take all actions under the laws and rules and policies of NASDAQ to cause the delisting of Radius and the Shares from NASDAQ as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable following the delisting.

Tax Returns. Radius and its subsidiaries have represented under the Merger Agreement that (i) they have timely filed (taking into account any applicable extensions) all material tax returns required to be filed by them, (ii) such tax returns are true, complete and correct in all material respects, and (iii) Radius and its subsidiaries have paid all material taxes due and payable under any material tax return.

Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of Radius, Parent and Purchaser to effect the Merger are subject to the satisfaction or (to the extent permissible under applicable law, waiver by all parties) at or prior to the Effective Time of the following conditions:

•

No order, injunction or decree issued by any court or other governmental body, and no statute, rule, regulation, order, injunction or decree will have been enacted, entered, promulgated, or enforced (and continue to be in effect) by any governmental body that prohibits, enjoins, restricts, prevents or makes illegal the consummation of the transactions contemplated by the Merger Agreement; and

•	Purchaser will have irrevocably accepted for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time:

(a)	by mutual written consent of Parent and Radius;

(b)	by either Parent or Radius if:

(i)    any court of competent jurisdiction or other governmental body has issued an order, decree, or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling, or other action has become final and non-appealable;

(ii)    the Acceptance Time has not occurred on or prior to December 23, 2022; or

(iii)    the Offer (as it may have been extended pursuant to the Merger Agreement) expires due to the non-satisfaction of one or more of the Offer Conditions, including the Minimum Condition, without Purchaser having accepted for purchase any Shares validly tendered (and not validly withdrawn) in accordance with the Merger Agreement pursuant to the Offer;

(c)	by Radius, in the event that:

(i)    (i) Purchaser fails to commence the Offer in violation of the Merger Agreement (other than due to a violation by Radius of its obligations under the Merger Agreement); (ii) there has been a material breach of any covenant or agreement made by Parent or Purchaser in the Merger Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of the Merger Agreement, and such breach or inaccuracy causes a failure of the conditions of the Merger set forth in the Merger Agreement (and such breach cannot be cured before the earlier of (i) December 23, 2022 and (ii) thirty days following receipt by Parent or Purchaser of written notice of such breach or, if such breach is capable of being cured within such period, it has not been cured within this period);

(ii)    The Radius Board or any committee thereof effects a Change of Board Recommendation in respect of a Superior Proposal, each as defined below, in accordance with the Merger Agreement, provided that, prior to any such termination, (i) the Radius Board authorizes Radius to enter into an Alternative Acquisition Agreement (as defined below) in respect of such Superior Proposal to the extent permitted by, and subject to the terms and conditions of the Merger Agreement, (ii) Radius has complied in all material respects of the Merger Agreement, and (iii) Radius pays Parent (or one or more of its designees) the termination fee due under the Merger Agreement; or

(iii)    (i) all of the conditions to Closing set forth in the Merger Agreement and the Offer Conditions have been satisfied or that Radius is irrevocably waiving any unsatisfied condition (to the extent permitted by the Merger Agreement), (ii) Purchaser, following the Expiration Date (disregarding any extension of the Expiration Date by Purchaser pursuant to the Merger Agreement) and in violation of the terms of the Merger Agreement, fails to accept to purchase Shares validly tendered (and not validly withdrawn) in accordance with the Merger Agreement, (iii) Radius has provided written notice to Parent (A) of Radius’s intention to terminate the Merger Agreement if Purchaser fails to accept to purchase Shares validly tendered (and not validly withdrawn) in accordance with the Merger Agreement and (B) that Radius is ready, willing and able to consummate the Closing on such notice date and at all times during the two business days immediately thereafter and (iv) Parent and Purchaser fail to accept to purchase Shares validly tendered (and not validly withdrawn) in accordance with the Merger Agreement and consummate the Closing within two business days after the date of receipt of such written notice;

(d)	by Parent, in the event that:

(i)    there has been a material breach of any covenant or agreement made by Radius in the Merger Agreement, or any representation or warranty of Radius is inaccurate or becomes inaccurate after the date of the Merger Agreement, and such breach or inaccuracy would cause a failure of the conditions of the Merger or the Offer Conditions (and such breach cannot be cured before the earlier of (i) December 23, 2022 and (ii) thirty days following receipt by Radius of written notice of such breach or, if such breach is capable of being cured within such period, it has not been cured within this period); or

(ii)    the Radius Board or any committee thereof effects a Change of Board Recommendation, (ii) Radius has entered into an Alternative Acquisition Agreement (as defined below), or (iii) Radius has committee an intentional breach of the Acquisition Proposals section of the Merger Agreement.

Effect of Termination. If the Merger Agreement is properly and validly terminated, the Merger Agreement will be of no further force or effect (other than the confidentiality and certain other specified provisions therein) and, subject to the payment of the termination fee, there will be no liability of any party or parties to the Merger Agreement or their representatives; provided that no party will be relieved from any liability or damage resulting from any fraud or intentional and material breach of the Merger Agreement that occurs prior to such termination.

Radius Termination Fee. In the event that the Merger Agreement is terminated: (i) by Radius because the Radius Board or any committee thereof effects a Change of Board Recommendation in respect of a Superior Proposal, (ii) by Parent because (x) the Radius Board or any committee thereof effects a Change of Board Recommendation, (y) Radius has entered into an Alternative Acquisition Agreement, or (z) Radius has committed an intentional and material breach of the provisions of the Merger Agreement as described in this Section 11 under “—Acquisition Proposals”, or (iii) (A) by either Parent or Radius because (x) the Acceptance Time has not occurred on or prior to the Outside Date, or (y) the Offer (as extended in accordance with the Merger Agreement) has expired due to the non-satisfaction of one or more of the Offer Conditions, including the Minimum Condition, without Purchaser having accepted for purchase any Shares validly tendered (and not validly withdrawn) in accordance with the Merger Agreement pursuant to the Offer, (B) any person has publicly disclosed an Acquisition Proposal after the date of the Merger Agreement which has not been publicly withdrawn prior to the date of such termination, and (C) within twelve months after such termination, Radius enters into an Alternative Acquisition Agreement with respect to any Acquisition Proposal and such Acquisition Proposal is subsequently consummated, then, Radius has agreed to pay Parent a termination fee of $16,152,500 (the “Radius Termination Fee”). Radius will not be required to pay the Radius Termination Fee more than once pursuant to the terms of the Merger Agreement.

Reimbursement Payment. If the Merger Agreement is terminated by either Parent or Radius due to the expiration of the Offer as a result of the non-satisfaction of the Minimum Condition, Radius has agreed to pay Parent an amount equal to that required to reimburse Parent and its affiliates of all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby at or prior to the time of such termination (the “Reimbursement Payment”). If, following the payment of any Reimbursement Payment, the Radius Termination Fee becomes payable, then the amount of the Reimbursement Payment actually paid prior to such time will offset the amount of Radius Termination Fee payable by Radius to Parent. The maximum amount payable for the Reimbursement Payment is $3,500,000.

Parent Termination Fee. In the event the Merger Agreement is terminated by Radius pursuant to the provision of the Merger Agreement as described in (c)(iii) of this Section 11 under “—Termination”, Parent agrees to pay Radius a termination fee of $22,635,000 (the “Parent Termination Fee”). The parties acknowledge that the Parent Termination Fee is not a penalty, but is liquidated damages in a reasonable amount that will compensate Radius in those certain circumstances where the Parent Termination Fee is payable, and in no event will Parent be required to pay the Parent Termination Fee on more than one occasion.

Remedies. Radius, Parent and Purchaser have agreed that in the event of any breach of the Merger Agreement, irreparable harm would occur that money damages could not make whole. Accordingly, the parties have agreed that (i) each party will be entitled to (subject to certain provisions of the Merger Agreement), in addition to any other remedy it may be entitled to at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement in any action without the posting of a bond or undertaking, and (ii) the parties waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of the Merger Agreement.

Fees and Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by it will be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

The Confidentiality Agreement

Radius Health Inc., together with its affiliates (“Radius”) entered into a Confidential Disclosure Agreement, effective as of January 26, 2022, with Gurnet Point Capital, LLC, together with its affiliates (“GPC”) in connection with a possible business relationship between the parties (as amended, the “Confidentiality Agreement”). Under the Confidentiality Agreement, GPC agreed, among other things, to keep certain non-public information concerning Radius confidential (subject to certain exceptions, including, but not limited to, if certain confidential information was in the public domain prior to the time of its disclosure under the Confidentiality Agreement or certain confidential information is or was independently developed or discovered by or for GPC without use of or reference to Radius’s confidential information) for a period of three years from the date of the Confidentiality Agreement and may be extended upon mutual written agreement by the parties. Obligations under the Confidentiality Agreement will remain in effect for three years following expiration of the term of the agreement. On May 9, 2022, the parties to the Confidentiality Agreement entered into an amendment to permit the disclosure of the confidential information to financing sources in accordance with the Confidentiality Agreement’s terms.

The CVR Agreement

At or prior to the Effective Time, Parent will enter into the CVR Agreement, a form of which is attached to the Merger Agreement as Annex II, with a rights agent selected by Parent and reasonably acceptable to Radius (the “Rights Agent”). The CVR Agreement will govern the terms of the CVR portion of the Offer Price and Merger Consideration. Each CVR represents the right of holders to receive a contingent cash payment of $1.00, without interest, upon the achievement of the sum of (A) net sales of TYMLOS in the United States and (B) either (i) royalty payments based on sales of TYMLOS in Japan, or (ii) if and at such time no such royalty payments are owed, supply payments based on the supply of TYMLOS for sale in Japan that together exceed $300 million during any consecutive 12-month period beginning on the date of the CVR Agreement and ending on or prior to December 31, 2025 (the “Milestone”). Parent will use commercially reasonable efforts to achieve the Milestone, which means carrying out its obligations and tasks in a good faith, diligent and sustained manner, including a level of effort and expenditure of resources consistent with commercially reasonable practices of a pharmaceutical company of comparable size and resource as Radius relating to commercializing a product or product candidate at a similar stage in its development or product life as TYMLOS, as further described in the CVR Agreement. The right to the CVR portion of the Merger Consideration as evidenced by the CVR Agreement is a contractual right only and may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than in the limited circumstances specified in the CVR Agreement.

Parent and Radius will cooperate, including by making any changes to the CVR Agreement, to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, the Exchange Act or any applicable state securities or “blue sky” laws.

12.	Purpose of the Offer; Plans for Radius.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Radius. The Offer, as the first step in the acquisition of Radius, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Parent and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Acceptance Time.

Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Radius and will no longer participate in the future growth of Radius. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Radius, regardless of whether or not they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger in compliance with Section 262 of the DGCL, the amounts to which such holders of Shares are entitled in accordance thereunder.

Merger Without a Vote of the Radius Stockholders. If the Offer is consummated, we are not required to and will not seek the approval of Radius’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation and its affiliates own at least such percentage of the shares of stock, and each class or series thereof of the target corporation that, absent Section 251(f) of the DGCL, would be required to adopt a merger agreement under the DGCL and the target corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is completed, it will mean that the Minimum Condition has been satisfied, and if the Minimum Condition has been satisfied, it will mean that the Merger will be effected in accordance with Section 251(h) of the DGCL. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Radius, in accordance with Section 251(h) of the DGCL.

Plans for Radius. We expect that, following consummation of the Merger and the other transactions contemplated by the Merger Agreement, the operations of the Surviving Corporation will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation’s business, other than in connection with Radius’s current strategic planning.

Nevertheless, the management and/or the board of directors of the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of the Surviving Corporation decide that such transactions are in the best interest of the Surviving Corporation upon such review.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Radius immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

Radius’s 3.00% Convertible Senior Notes. Prior to the transactions contemplated by the Merger Agreement, the Company has $192.8 million aggregate principal amount of 3.00% Convertible Senior Notes due September 1,

2024 (the “Convertible Notes”) outstanding, which Convertible Notes were issued pursuant to an indenture between the Company and Wilmington Trust National Association, as trustee, dated as of August 14, 2017(as amended by the First Supplemental Indenture, dated as of August 14, 2017, the “Indenture”). Upon the consummation of the transactions contemplated by the Merger Agreement, each holder of the Convertible Notes will have the right to require the Surviving Corporation to repurchase for cash such holder’s Notes at a price equal to 100% of the principal amount of the Convertible Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date (unless the transactions contemplated by the Merger Agreement are consummated after a regular record date for payment of interest pursuant to the Indenture but on or before the applicable interest payment date, in which case, the accrued and unpaid interest shall be paid to the holders of record as of the applicable regular record date). In accordance with the terms of the Indenture, the Surviving Corporation will notify holders of the Convertible Notes of the transactions contemplated by the Merger Agreement, the offer to repurchase the Convertible Notes and other matters specified in the Indenture within 20 business days of the consummation of the transactions contemplated by the Merger Agreement. The Surviving Corporation will also notify the holders of the Convertible Notes as to their right to convert the Convertible Notes upon consummation of the transactions contemplated by the Merger Agreement, as well as other matters related to the conversion provisions, in each case as provided in the Indenture.

Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements”, this Section 12 and Section 13—“Certain Effects of the Offer”), neither Parent nor Purchaser has any present plans or proposals that would result in (a) any extraordinary transaction involving Radius or any of its subsidiaries (such as a merger, reorganization or liquidation), (b) any purchase, sale or transfer of a material amount of assets of Radius or any of its subsidiaries, (c) any material change in Radius’s capitalization or dividend rate or policy or indebtedness, (d) any change in the present board of directors or management of Radius, (e) any other material change in Radius’s corporate structure or business, (f) any class of equity securities of Radius being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (g) any class of equity securities of Radius becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (h) the suspension of Radius’s obligation to file reports under Section 15(d) of the Exchange Act, (i) the acquisition by any person of additional securities of Radius, or the disposition of securities of Radius, or (j) any changes in Radius’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

13.	Certain Effects of the Offer.

Because the Merger will be effected in accordance with Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the Acceptance Time and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Radius will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the Acceptance Time and the consummation of the Merger.

Market for Shares. If the Offer is consummated and we accordingly acquire a number of Shares that satisfies the Minimum Condition and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will effect the Merger as soon as practicable following the consummation of the Offer. As a result of the Merger, there will be no public or other market for the Shares.

Stock Exchange Listing. The Shares are currently listed on NASDAQ. However, the rules of NASDAQ establish certain criteria that, if not met, could lead to the delisting of Shares from the NASDAQ. Among these criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of NASDAQ for continued listing, the market for Shares would be adversely affected. Parent, Purchaser and Radius have agreed to take, or cause to be taken, all actions necessary to delist the Shares from NASDAQ after the Effective Time. We expect to consummate the Merger as soon as practicable following the Acceptance Time and, if the Merger takes place, Radius will no longer be publicly traded.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The registration of the Shares may be terminated upon application by Radius to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Radius to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Radius, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Radius and persons holding “restricted securities” of Radius to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NASDAQ as described above. Parent and Purchaser currently intend to cause Radius to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act) after the Effective Time and as soon as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, neither Radius nor any of its subsidiaries will establish a record date for, authorize, declare, set aside, make or pay any dividends or distributions (whether in cash, assets, stock or property) in respect of any of its capital stock or shares, except for the declaration and payment of dividends or distributions by a direct wholly owned subsidiary of Radius solely to its parent.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the Merger Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referenced above, the payment for, any validly tendered Shares if any of the conditions set forth below (collectively, the “Offer Conditions”) are not satisfied or waived in writing by Parent at one minute after 11:59 p.m. Eastern Time on the twentieth business day following the commencement of the Offer (the “Expiration Time”):

(i)

immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the number of Shares validly tendered, and not validly withdrawn, equals at least the number of Shares sufficient for the Merger to be effected in accordance with Section 251(h) of the DGCL (the “Minimum Condition”) provided that for purposes of determining whether the Minimum Condition has been satisfied, Shares tendered into the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee will not be considered validly tendered and not withdrawn;

(ii)

immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the consummation of the transactions contemplated by the Merger Agreement in accordance with the HSR Act shall have expired, or been terminated or obtained, as applicable (the “Antitrust Condition”); and

(iii)	none of the following events shall have occurred and are continuing:

(a)

There is pending any suit, action or proceeding by a governmental body (i) seeking to prohibit or impose any material limitations on Parent’s or Purchaser’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or any material portion of their or Radius’s or any of Radius’s subsidiaries’ businesses or assets, taken as a whole, or to compel Parent or Purchaser or their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of Radius or Parent or their respective subsidiaries, (ii) seeking to prohibit or make illegal the making or consummation of the Offer or the Merger, (iii) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase Shares in accordance with the Offer or the Merger such that the Minimum Condition would fail to be satisfied or (iv) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares including the right to vote the Shares purchased by it on all matters properly presented to the holders of the Shares;

(b)

There is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, by or on behalf of a governmental body, to the Offer, the Merger or any other transaction contemplated hereby, or any other action will be taken by any governmental body, that is reasonably expected to result, directly or indirectly, in any of the consequences referenced in clauses (i) through (iii) of (a) above (together with the condition set forth in (a) above, the “Government Impediment Condition”);

(c)

(i) Certain representations and warranties of Radius with respect to organization and corporate power and authorization and validity of the Merger Agreement are not true and correct in all respects, (ii) certain representations and warranties of Radius with respect to capitalization are not true and correct in all but de minimis respects, (iii) certain representations and warranties of Radius with respect to absence of certain developments, brokerage fees and disclosure are not true and correct in all material respects, and (iv) any other representations and warranties of Radius set forth in the Merger Agreement are not true and correct either when made or at and as of the Expiration Time, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect (as defined in the Merger Agreement) contained in such representations and warranties) would not have a Company Material Adverse Effect (as defined in the Merger Agreement);

(d)

Radius has not performed or complied in all material respects with all covenants and obligations that Radius is required to comply with or to perform under this Agreement at or prior to the Expiration Time;

(e)	Since the date of this Agreement, there has been a Company Material Adverse Effect (the “Material Adverse Effect Condition”);

(f)

Radius has not delivered to Parent a certificate signed by an authorized officer of Radius, dated as of the Closing Date (as defined in the Merger Agreement), certifying as to the satisfaction by Radius of the conditions described in (c), (d) and (e) above; or

(g)	The Merger Agreement has been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition (other than as a result of any action or inaction of Parent or Purchaser), and may be waived by Parent or Purchaser in whole or in part at any time and from time to time, at or prior to the expiration of the Offer, and in the sole discretion of Parent or Purchaser (except the Minimum Condition may not be waived), subject, in each case, to the Merger Agreement and applicable law, rule, regulation, or other requirement issued or enacted by the authority of any governmental body. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, each such right will be deemed an ongoing right which may be asserted at any time and from time to time, at or prior to the expiration of the Offer.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by Radius with the SEC, other publicly available information concerning Radius and other information made available to Purchaser by Radius, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Radius’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Radius’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Conditions to the Offer”.

State Takeover Statutes. A number of states (including Delaware, where Radius is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Radius, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

As a Delaware corporation, Radius has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents certain “business combinations” (defined to include mergers and certain other actions) with an “interested stockholder” (generally, any person who individually or with or through any of its affiliates or associates, owns (as defined in Section 203 of the DGCL) 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) for a period of three years following the time that person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.

Radius, Purchaser and Parent have agreed that if any “fair price”, “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the transactions contemplated by the Merger Agreement, they will take all such actions as are reasonably necessary to minimize the effects of any such statute or regulation on such transactions. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Radius, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of that statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions to the Offer”.

United States Antitrust Laws. Under the HSR Act, and the rules and regulations promulgated thereunder, certain transactions may not be consummated until HSR Notification and Report Forms (“HSR Notifications”) have been filed with the FTC and the DOJ and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

The waiting period under the HSR Act for the purchase of Shares in the Offer may not be completed until the expiration of a 30-calendar day waiting period (or if the date of expiration is not a business day, the next business day after such date), which will expire at 11:59 p.m., New York City time, on August 8, 2022 unless the waiting period is terminated earlier, restarted pursuant to a one time “pull and refile” process, or extended by a Request for Additional Information and Documentary Material (a “Second Request”). If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a 30-day waiting period, which would begin to run only after the acquiring party has certified substantial compliance with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until Radius and the two ultimate parent entities (“UPEs”) of Parent each file an HSR Notification with the FTC and the DOJ and the applicable waiting period has expired or been terminated. Radius and Parent’s two UPEs made the necessary filings with the FTC and the DOJ on July 8, 2022. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares by Purchaser, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the purchase of Shares in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Shares in the Offer will not be made or that, if a challenge is made, we will prevail. See Section 11—“The Transaction Agreements—The Merger Agreement—Reasonable Best Efforts” and Section 15—“Conditions to the Offer”.

Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which Radius and Parent are engaged, Parent and Purchaser are not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place in accordance with Section 251(h) of the DGCL, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, if any, as determined by the Delaware Court of Chancery, in lieu of the consideration you would otherwise be entitled to for your Shares pursuant to the Merger Agreement. From and after the Effective Time, Shares held by stockholders who are entitled to demand and have properly and validly demanded their appraisal rights in compliance in all respects with Section 262 of the DGCL will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, other than the right to receive such amount as may be determined pursuant to Section 262 of the DGCL. This value may be the same, more than or less than the Offer Price. Moreover, Purchaser or Radius may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the Offer Price.

The following is intended as a brief summary of the material provisions of Section 262 of the DGCL required to be followed by a holder of Shares to exercise appraisal rights in connection with the Merger, does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to the Schedule 14D-9 as Annex II. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex II to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated in accordance with Section 251(h) of the DGCL, the stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which Purchaser irrevocably accepts the Shares for purchase, and 20 days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is July 13, 2022), properly deliver to the Surviving Corporation, at the address indicated in Section 8 of the Schedule 14D-9, a demand in writing for appraisal of Shares held, which demand must reasonably inform the Surviving Corporation of the identity of the stockholder and that the stockholder is demanding appraisal from the Surviving Corporation;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, entitled to appraisal within 120 days after the Effective Time, unless Radius or another holder of Shares (or any other person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights has done so. Radius is under no obligation to file any petition and has no intention of doing so.

The foregoing summary of the rights of Radius stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same Offer Price as that paid in the Offer.

Litigation. To the knowledge of Parent and Purchaser, as of July 12, 2022, there is no pending litigation against Parent, Purchaser or Radius in connection with the Merger or the transactions contemplated by the Merger Agreement.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that no vote of stockholders of a constituent corporation that has a class or series of stock that is listed on a national securities exchange is required to authorize a merger if certain requirements are met, including that (a) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired on the terms set forth in a merger agreement that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (b) immediately following the consummation of the tender offer, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, together with the stock otherwise owned by the acquiring company or its affiliates equals at least such percentage of the stock of the company to be acquired, and of each class and series thereof, that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the certificate of incorporation of the company to be acquired. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Radius stockholders. Following the Acceptance Time, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Radius will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Radius stockholders in accordance with Section 251(h) of the DGCL.

17.	Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection with their respective services.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

18.	Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments to it. In addition, Radius has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Radius Board Recommendation and the reasons for the Radius Board Recommendation and furnishing certain additional related information. A copy of these documents, and any amendments to them, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Persons”.

SCHEDULE I—INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED ENTITIES

Purchaser Entities

Purchaser is a Delaware corporation. Purchaser is a wholly-owned subsidiary of Parent. Parent is a Delaware corporation. Parent is a wholly-owned subsidiary of Ginger Holdings, Inc., a Delaware corporation. Ginger Holdings, Inc. is a wholly-owned subsidiary of Ginger TopCo L.P., a Delaware limited partnership. The general partner of Ginger TopCo L.P. is Ginger GP LLC, a Delaware limited liability company, and the limited partners of Ginger TopCo L.P. are GPC WH Fund LP, a Delaware limited partnership, and Patient Square Equity Partners, LP., a Delaware limited partnership. Ginger GP LLC is jointly controlled by GPC WH Fund LP and Patient Square Equity Partners, LP.

Directors and Executive Officers of Purchaser and Parent

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser and Parent are set forth below.

The following table sets forth information about Purchaser’s and Parent’s directors and executive officers as of July 12, 2022. The current business address and business telephone number of Ronald Cami and Adam Dilluvio is c/o Gurnet Point Capital, LLC, 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142; (617) 588-4900. The current business address and business telephone number of Adam Fliss and Alex Albert is c/o Patient Square Capital, LP, 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94205; (650) 677-8100.

Name	Position at Purchaser and Parent	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History
Ronald Cami	Director and President	United States	Mr. Cami has been a partner and group general counsel of B-FLEXION Group since June 2018, prior to which he was a partner at Davis Polk & Wardwell LLP from June 2016 to May 2018. Mr. Cami was a partner and general counsel at TPG Global, LLC from January 2010 to December 2015.

Adam Dilluvio	Director, Secretary and Treasurer	United States	Mr. Dilluvio joined B-FLEXION Services, Inc. and Gurnet Point Capital, LLC in May 2019, and has served as general counsel since September 2021. Prior to joining B-FLEXION and Gurnet Point, he was an investment banking associate at Raymond James Financial, Inc. from July 2017 to May 2019. Mr. Dilluvio was an associate at Weil, Gotshal & Manages LLP from October 2013 to June 2017.

Adam Fliss	Director	United States	Mr. Fliss has been Founding Partner and General Counsel of Patient Square since January 2021. Prior to joining Patient Square, Mr. Fliss worked for TPG Capital from November 2012 to September 2020, most recently as General Counsel.

Alex Albert	Director	United States	Mr. Albert has been Founding Partner of Patient Square since February 2021. Prior to joining Patient Square, Mr. Albert worked for Ares Management Corporation from 2014 to 2020, most recently as a partner and the Co-Head of Health Care.

The following entities have direct or indirect control of Purchaser:

Entity	State of Formation	Controlled By	Management
Ginger Holdings, Inc.	Delaware	Ginger TopCo L.P., as sole stockholder	Directors

Ginger Topco LP	Delaware	Ginger GP LLC, as general partner	General Partner

Ginger GP LLC	Delaware	GPC WH Fund LP and Patient Square Equity Partners, L.P.	Members

GPC WH Fund LP	Delaware	B-FLEXION International GP LLC, as general partner	General Partner

Patient Square Equity Partners, LP	Delaware	Patient Square Equity Advisors, LP	General Partner

Patient Square Equity Advisors, LP	Delaware	Patient Square Capital Holdings, LLC	General Partner

The executive officers of Ginger Holdings, Inc. are Ronald Cami and Adam Dilluvio, and the board of directors of Ginger Holdings, Inc. consist of Ronald Cami, Adam Dilluvio, Adam Fliss and Alex Albert.

GPC WH Fund LP

GPC WH Fund LP is controlled by B-FLEXION International GP LLC. The following table sets forth information about B-FLEXION International GP LLC’s managers and executive officers as of July 12, 2022. The current business address of each such person is c/o Gurnet Point Capital, LLC, 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142, and the business telephone number of each such person is (617) 588-4900.

Name	Position at B-FLEXION International GP LLC	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History
Ronald Cami	President and Manager	United States	See information provided above.

Stefan Meister	Manager	Switzerland	Mr. Meister has been Vice Chairman of B-FLEXION Group since January 2021. Prior to that, Mr. Meister was Group Chief Operating Officer of the Waypoint Group (B-FLEXION’s predecessor) since 2011.

Cyrus Jilla	Manager	United Kingdom	Mr. Jilla is a partner of B-FLEXION Group and member of its board of directors and Chief Executive Officer of B-FLEXION Advisors (UK) LLP. Prior to joining Waypoint Group (B-FLEXION’s predecessor) in March 2020, Mr. Jilla served as President and Officer at Fidelity International Limited, the parent of the global asset management business.

Elias Zerhouni	Manager	United States	Dr. Zerhouni joined the board of directors of Waypoint Group (B-FLEXION’s predecessor) in May 2020. Dr. Zerhouni is Professor Emeritus of Radiology and Biomedical Engineering at the Johns Hopkins University, and was most recently the President, Global Research and Development

Name	Position at B-FLEXION International GP LLC	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History
for Sanofi from January 2011 to July 2018. Dr. Zerhouni’s academic career was spent at the Johns Hopkins University and Hospital where he was Professor and Chair of Radiology and Biomedical Engineering and Executive Vice Dean from 1996 to 2002.

Christopher Viehbacher	Manager	Germany and Canada	Mr. Viehbacher is the Founding Partner of Gurnet Point Capital, LLC and currently serves as Senior Advisor to the fund. Prior to joining Gurnet Point in 2015, Mr. Viehbacher was the CEO and Member of the Board of Directors of Sanofi from 2008 to 2014, and the Chairman of the Board of Genzyme from 2011 to 2014.

Patient Square Capital, LP

The following table sets forth information about Patient Square Capital, LP’s directors and executive officers as of July 12, 2022. The current business address of each such person is c/o Patient Square Capital, LP, 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94205, and the business telephone number of each such person is (650) 677-8100.

Name	Position at Patient Square Capital, LP	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History
James Momtazee	Managing Partner	United States	Mr. Momtazee has been Managing Partner of Patient Square since August 2020. Prior to joining Patient Square, Mr. Momtazee worked for KKR & Co. Inc. from November 1996 to August 2019, most recently as the Head of Health Care team.

Adam Fliss	Founding Partner and General Counsel	United States	Mr. Fliss has been Founding Partner and General Counsel of Patient Square since January 2021. Prior to joining Patient Square, Mr. Fliss worked for TPG Capital from November 2012 to September 2020, most recently as General Counsel.

Maria Walker	Founding Partner and Chief Financial Officer	United States	Ms. Walker has been Founding Partner and Chief Financial Officer of Patient Square since August 2020. Prior to joining Patient Square, Ms. Walker worked for KPMG US from June 2008 to July 2018, most recently as a senior partner and a global lead.

The general partner of Patient Square Capital, LP is Patient Square Capital Holdings, LLC, which is managed by James Momtazee as its managing member.

The Depositary for the Offer is:

If delivering by express mail, courier or other expedited service: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021	If delivering by first class mail: Computershare Trust Company, N.A. PO Box 43011 Providence, RI 02940

Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone numbers and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders may call toll free: (877) 750-0510 Banks and Brokers may call collect: (212) 750-5833